As filed with the Securities and Exchange Commission on December 7, 2020

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

SUMMIT WIRELESS TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	30-1135279
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Summit Wireless Technologies, Inc.

6840 Via Del Oro Ste. 280

San Jose, CA 95119

(408) 627-4716

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brett Moyer

Chief Executive Officer

Summit Wireless Technologies, Inc.

6840 Via Del Oro, Ste. 280

San Jose, CA 95119

(408) 627-4716

(Name, address including zip code, and telephone number, including area code, of agent for service)

With copies to:

David E. Danovitch, Esq.

Scott M. Miller, Esq.

Michael DeDonato, Esq.
Hans Ge, Esq.

Sullivan & Worcester LLP

1633 Broadway

New York, NY 10019

(212) 660-3060

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company Emerging growth company	☒ ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.0001 per share	236,375	$2.665	$629,939.38	$68.73	(2)
Common Stock, par value $0.0001 per share, issuable upon exercise of common stock purchase warrants	281,903	$2.55	$718,852.65	$78.43	(3)
Total	518,278	-	$1,348,792.03	$147.16

(1)

Represents an aggregate of 518,278 shares of the registrant’s common stock, par value $0.0001 per share (“Common Stock”), which includes (i) 236,375 shares of Common Stock issued to the selling stockholders identified in this registration statement (the “Selling Stockholders”) in connection with Settlement and Release Agreements, each dated November 9, 2020, entered into by each of them with the Company (the “Settlement Agreements”), (ii) up to 45,534 additional shares of Common Stock issuable upon exercise of certain outstanding common stock purchase warrants at an exercise price of $2.55 per share, which warrants were issued to the Selling Stockholders on February 28, 2020 and were amended to increase the maximum number of shares issuable upon exercise of such warrants to 91,068 shares of Common Stock , and (iii) an aggregate of up to 236,369 shares of Common Stock issuable upon exercise of new common stock purchase warrants at an exercise price of $2.55 per share issued to the Selling Stockholders pursuant to the terms of the Settlement Agreements, all of which shares of Common Stock are to be offered and sold for resale, in each case, by the Selling Stockholders. Pursuant to Rule 416 of the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers any additional shares of Common Stock which become issuable by reason of any share dividend, share split, recapitalization or any other similar transaction without receipt of consideration which results in an increase in the number of shares of Common Stock outstanding.

(2)	Calculated pursuant to Rule 457(c) under the Securities Act on the basis of a price of $2.665 per share, which was the average of the high and low sales prices of the Common Stock as reported on the Nasdaq Capital Market on December 4, 2020.

(3)	Calculated pursuant to Rule 457(g) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED DECEMBER 7, 2020

Summit Wireless Technologies, Inc.

236,375 Shares of Common Stock

Up to 281,903 Shares of Common Stock underlying Warrants

This prospectus relates to the offer and resale of up to an aggregate of 518,278 shares of common stock of Summit Wireless Technologies, Inc. (the “Company”, “we”, “us” or “our”), which consists of (i) 236,375 shares of our common stock (the “Shares”), par value $0.0001 per share (the “Common Stock”), (ii) up to 45,534 additional shares of Common Stock (the “Amended Warrant Shares”) issuable upon exercise of certain outstanding common stock purchase warrants at an exercise price of $2.55 per share (the “Amended Warrants”), which warrants were originally issued to the Selling Stockholders on February 28, 2020 and were amended to increase the maximum number of shares issuable upon exercise of such warrants to 91,068 shares of Common Stock (of which 45,534 shares of Common Stock have been registered pursuant to the Company’s Registration Statement on Form S-3 (File No. 333-239845), which was declared effective by the U.S. Securities and Exchange Commission on July 23, 2020), and (iii) up to 236,369 shares of Common Stock (the “Settlement Warrant Shares” and collectively with the Amended Warrant Shares, the “Warrant Shares”) issuable upon exercise of an outstanding common stock purchase warrant (the “Settlement Warrant” and collectively with the Settlement Warrant, the “Warrant”), at an exercise price of $2.55 per share, pursuant to the settlement agreements, each dated November 9, 2020, between the Company each of the Selling Stockholders (the “Settlement Agreements”), in order to resolve a dispute between the Selling Stockholders and the Company regarding certain registration rights in connection with a private placement transaction conducted by the Company in February 2020 (the “February 2020 Private Placement”), whereby an aggregate of 91,062 shares of Common Stock and warrants to purchase up to an aggregate of 45,534 shares of Common Stock were issued to such Selling Stockholders. The holders of the Shares, the Warrants and the Warrant Shares are each referred to herein as a “Selling Stockholder” and collectively as the “Selling Stockholders”.

This prospectus also covers any additional shares of Common Stock that may become issuable upon any anti-dilution adjustment pursuant to the terms of the Warrants issued to the Selling Stockholders by reason of stock splits, stock dividends, and other events described therein.

The Shares and Warrant Shares will be resold from time to time by the Selling Stockholders listed in the section titled “Selling Stockholders” beginning on page 32.

The Selling Stockholders, or their respective transferees, pledgees, donees or other successors-in-interest, may sell the Shares and Warrant Shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The Selling Stockholders may sell any, all or none of the securities offered by this prospectus, and we do not know when or in what amount the Selling Stockholders may sell their Shares and Warrant Shares hereunder following the effective date of this registration statement. We provide more information about how a Selling Stockholder may sell its Shares and Warrant Shares in the section titled “Plan of Distribution” on page 37.

We are registering the Shares and the Warrant Shares on behalf of the Selling Stockholders, to be offered and sold by them from time to time. While we will not receive any proceeds from the sale of our Common Stock by the Selling Stockholders in the offering described in this prospectus, we will receive $2.55 per share upon the cash exercise of each of the Warrants. Upon exercise of the Warrants for all 281,903 Warrant Shares by payment of cash, however, we will receive aggregate gross proceeds of $718,852.65. However, we cannot predict when and in what amounts or if the Warrants will be exercised, and it is possible that the Warrants may expire and never be exercised, in which case we would not receive any cash proceeds. We have agreed to bear all of the expenses incurred in connection with the registration of the Shares and the Warrant Shares. The Selling Stockholders will pay or assume discounts, commissions, fees of underwriters, selling brokers or dealer managers and similar expenses, if any, incurred for the sale of the Shares and the Warrant Shares.

Our Common Stock is currently listed on the Nasdaq Capital Market under the symbol “WISA.”

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, have elected to comply with certain reduced public company reporting requirements for this and future filings. This prospectus describes the general manner in which the Shares and the Warrant Shares may be offered and sold. If necessary, the specific manner in which the Shares and the Warrant Shares may be offered and sold will be described in a supplement to this prospectus.

Investing in our Common Stock involves risks. You should carefully review the risks described under the heading “Risk Factors” beginning on page 14 and in the documents which are incorporated by reference herein before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is       , 2020.

ABOUT THIS PROSPECTUS

This prospectus describes the general manner in which the Selling Stockholders may offer from time to time up to 518,278 shares of Common Stock, consisting of 236,375 Shares and up to 281,903 Warrant Shares issuable upon the exercise of the Warrants. You should rely only on the information contained in this prospectus and the related exhibits, any prospectus supplement or amendment thereto and the documents incorporated by reference, or to which we have referred you, before making your investment decision. Neither we nor the Selling Stockholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus, any prospectus supplement or amendments thereto do not constitute an offer to sell, or a solicitation of an offer to purchase, the Common Stock offered by this prospectus, any prospectus supplement or amendments thereto in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus, any prospectus supplement or amendments thereto, as well as information we have previously filed with the U.S. Securities and Exchange Commission (the “SEC”), is accurate as of any date other than the date on the front cover of the applicable document.

If necessary, the specific manner in which the shares of Common Stock may be offered and sold will be described in a supplement to this prospectus, which supplement may also add, update or change any of the information contained in this prospectus. To the extent there is a conflict between the information contained in this prospectus and any prospectus supplement, you should rely on the information in such prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus or any prospectus supplement—the statement in the document having the later date modifies or supersedes the earlier statement.

Neither the delivery of this prospectus nor any distribution of Common Stock pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus or in our affairs since the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date.

When used herein, unless the context requires otherwise, references to the “Summit,” “Company,” “we,” “our” and “us” refer to Summit Wireless Technologies, Inc., a Delaware corporation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any applicable prospectus supplement or amendment and the information incorporated by reference in this prospectus contain various forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), which represent our expectations or beliefs concerning future events. Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, and/or which include words such as “believes,” “plans,” “intends,” “anticipates,” “estimates,” “expects,” “may,” “will” or similar expressions. In addition, any statements concerning future financial performance, ongoing strategies or prospects, and possible future actions, which may be provided by our management, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about our company, economic and market factors, and the industry in which we do business, among other things. These statements are not guarantees of future performance, and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors. Factors that could cause our actual performance, future results and actions to differ materially from any forward-looking statements include, but are not limited to, those discussed under the heading “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. The forward-looking statements in this prospectus, the applicable prospectus supplement or any amendments thereto and the information incorporated by reference in this prospectus represent our views as of the date such statements are made. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date such statements are made.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made based on such data and other similar sources and on our knowledge of the markets for our products. These data sources involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.

We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

OUR COMPANY

This summary highlights information contained in the documents incorporated herein by reference. Before making an investment decision, you should read the entire prospectus, and our other filings with the SEC, including those filings incorporated herein by reference, carefully, including the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We believe that the future of audio technology is in wireless devices and that Summit is well positioned to deliver best-in-class immersive wireless sound technology for intelligent devices and next generation home entertainment systems. We currently sell modules which wirelessly transmit and receive audio directly to speakers. Additionally, we plan to license our proprietary software technology, currently embedded in our wireless modules, to other companies who can then embed our technology into other Wi-Fi enabled smart devices. The segment of the wireless audio market that Summit focuses on is comprised of scalable multichannel solutions with levels of latency that are low enough to synchronize with video. The term multichannel refers to the use of multiple audio tracks to reconstruct a sound field using multiple speakers.

As part of the effort to grow the wireless multichannel home audio segment, Summit was a founding member of the WiSA Association, an association dedicated to providing industry leadership and consumer choice through interoperability testing between brands. There are currently over 60 brands participating in the WiSA Association. Products certified and marked with a WiSA Association logo have been tested to interoperate. This preserves consumer choice by enabling consumers to choose different wireless transmitting products across different brands where audio is decoded with speakers that have the WiSA Association logo displayed. Our marketing strategy focuses on, what we believe, are two emerging wireless audio market needs: better audio quality and lower signal latency. Summit currently sells custom semiconductor chips and wireless modules to a growing list of consumer electronics customers, including major brands in the consumer electronic industry. We believe that a growing adoption of our technology by leaders in this industry will revolutionize the way people experience media content through their mobile devices, televisions (“TVs”), game consoles and personal computers (“PCs”).

Our Business Focus

Our primary business focus is to enable mainstream consumers and audio enthusiasts to experience high quality wireless audio. We intend to continue selling our proprietary wireless modules to consumer electronics companies while also expanding our focus to implement a lower cost solution by porting our software onto commercially available internet of things (“IoT”) modules with integrated Wi-Fi technology.

Industry Background

The primary growth segments for in home entertainment have been “Bluetooth” stereo accessories which include single speakers, headsets, and more recently, “multi-room” stereo speakers that use your home’s Wi-Fi network to stream audio throughout the house.

Our Technology

Our technology addresses some of the main issues that we perceive are hindering the growth of the home theater: complexity and cost. We believe that consumers want to experience theater quality surround sound from the comfort of their homes. However, wired home theater systems often require expensive audio-visual (“AV”) receivers to decode the audio stream, leaving the consumer with the burden of concealing the wires. Hiring a professional to hide the wires into the walls or floor is invasive, complicated, costly and time consuming. Further, people that rent as opposed to own may not be able to install these systems as the installation construction needed may not be permitted under a lease agreement. Our first-generation wireless technology addresses these problems by transmitting wireless audio to each speaker at Blu-ray quality (uncompressed 24-bit audio up to 96 kHz sample rates) and emphasizing ease of setup. To our knowledge, Summit’s custom chips and modules technology is one of the only technologies available today that can stream up to eight (8) separate wireless audio channels with low latency, removing lip-sync issues between the audio and video sources. In addition, every speaker within a system that utilizes our technology can be synchronized to less than one microsecond, thus eliminating phase distortion between speakers. Summit’s first-generation technology shows that wireless home theater systems are viable home audio solutions for the average consumer and audio enthusiast alike.

Summit is currently developing certain proprietary software for which patent applications have been submitted that we believe will allow us to enable smart devices that have Wi-Fi and video media to deliver surround sound audio. A prototype version of our software technology has been demonstrated to select customers (pursuant to confidentiality agreements) at recent Consumer Electronics Shows in Las Vegas, Nevada. Our goal is to commercialize a software based-solution, which other brands can integrate into their devices, that will (i) reduce integration costs for mass market use, (ii) utilize Wi-Fi for wireless connectivity, making it easy to integrate into today’s high volume, low cost systems on a chip (“SOC”) and modules, (iii) provide a low power consumption option to allow for use in battery powered devices, and (iv) provide compatibility with popular consumer electronic operating systems.

WiSA Association

Our wholly-owned subsidiary, WiSA, LLC, operates the WiSA Association, which is an association comprised of brands, manufacturers, and influencers within the consumer electronics industry, all of which agree that a standardized method of interoperability between wireless audio components should exist, and most of which believe that products should be brought to market with this goal in mind. The WiSA Association creates, maintains and manages specifications for wireless interoperability that are available to all association members. For products with a WiSA Association certification, the WiSA Association also creates, maintains and manages testing criteria and specifications for all products to be listed, marketed and sold. WiSA-certification is an industrywide “stamp of approval” certifying that a product is interoperable with other products in the WiSA ecosystem and has passed several high-performance tests ensuring interoperability and wireless performance standards are met. As the sole owner of WiSA, LLC, we certify all WiSA Association products.

In 2018, the Company introduced the WiSA ReadyTM certification. The WiSA ReadyTM certification identifies entertainment sources – such as TVs, gaming systems or computers – that are equipped to deliver up to eight (8) channels of HD audio to WiSA-certified speakers when connected with a WiSA Universal Serial Bus (“USB”) transmitter. This program simplifies consumer set-up and reduces costs by replacing AV receivers or wireless hubs with a low-cost USB accessory. We believe that using WiSA ReadyTM products allows consumers to more simply and conveniently enjoy wireless multi-channel sound, eliminating the clutter, wires and complicated installs generally required to create immersive audio experiences. LG Electronics introduced two premium model lines, OLED and Nanocell TVs, as WiSA ReadyTM TVs in 2019 and has continued the feature in their 2020 TVs. The Company expects two to three other TV projects to go into production in 2020 and anticipates three to four additional TV brands to be marketing WiSA projects in 2021.

Currently, WiSA-certified products are required to use Summit modules in order to meet the standards set by the WiSA Association. As a result, WiSA Association members purchase modules from us in order to build their products to meet such standards.

Among WiSA-certified products, consumers will be able to outfit their home entertainment system with WiSA-certified speakers and components from any participating vendor with the assurance that the devices will interoperate and provide high quality wireless HD surround sound.

The WiSA Association manages logo usage and trademark guidelines, investigates alternative markets, connects brands to manufacturing resources, and, we believe, provides industry leadership in solving the challenges facing the home theater and commercial markets in the integration of wireless audio technology.

WiSA Association web traffic has experienced recent dramatic growth in unique user visits to its site. There were 1,199 web visits in the first quarter of 2019, 2,259 visits during the second quarter of 2019, 3,434 visits during the third quarter of 2019, and 19,217 visits during the fourth quarter of 2019. Traffic increased to 34,235 visits during the first quarter of 2020, 47,026 during the second quarter of 2020, and 99,546 visits during the third quarter of 2020. The WiSA Association utilizes Google analytics to identify and measure unique user web traffic.

Modules

Summit has designed wireless modules that provide high performance wireless audio for our customers to integrate into their products, such as a speaker, TV, media hubs and USB or HDMI dongles. These modules include our custom semiconductors with our intellectual property (“IP”) built in as well as a Wi-Fi radio for communications. By designing and selling these modules, we can reduce our customers’ design expense, accelerate their time-to-market cycle, and reduce the cost of each module. Summit offers both a “TX” module to transmit the audio from a host device like a media hub, TV or dongle to WiSA-enabled speakers and an “RX” model for speakers that receive the wireless audio signal and processes it for audio play out.

Modules for Consumer Products

Summit’s TX modules are targeted for integration into TVs, AV receivers, media hubs and USB or HDMI dongles. Summit’s transmitter, with its integrated antenna, is designed to support rooms as large as 10-meters by 10-meters with uncompressed, 24-bit audio up to 96 kHz sample rate. The module supports a simple interface, with Inter-IC Sound (“I2S”) or USB audio and control. In addition, Summit’s technology has been approved by Digital Content Protection, LLC, the licensing agency for High-bandwidth Digital Content Protection, as an audio only output technology for retransmission of audio content.

Summit’s receiver interfaces to a digital amplifier and is designed to be integrated directly into a home theater speaker. The four printed circuit board antennas simplify system integration while providing robust reception of 24-bit audio up to 96 kHz sample rates virtually anywhere within a 10-meter by 10-meter space. It supports one or two separate audio outputs via I2S. An optional interface on the receiver module can be enabled to configure the speaker type and provide volume/mute control at the speaker. Alternatively, the speaker type can be assigned at the factory for preconfigured Home Theater in a Box applications.

The Summit Opportunity

We believe that the following attributes: cost, mobility, video support, ease of installation and quality create a market opportunity for Summit’s technologies to be adopted by the consumer electronics industry as described further below.

Cost

We believe that the simplicity and cost structure of our current WiSA USB transmitter and upcoming embedded software solution will make our prices competitive for a wider range of applications, allowing consumer electronics companies to integrate our technology, while also delivering high quality audio.

Mobility

Mobile devices are popular for streaming video, gaming and using virtual reality applications. We believe that this is driving a need for an embedded high-fidelity wireless solution in the mobile device that can transmit audio to headsets or speakers within a room. Summit’s technology enables high quality wireless audio transmission from mobile devices.

Video Support

Wireless audio capable of supporting video has become a priority for consumers across a variety of high-volume multimedia platforms, including TV’s, smartphones, game consoles and set-top boxes. Video applications require audio and video to be perfectly synchronized in order to avoid lip-sync and speaker audio phase distortion issues. Summit’s technology prioritizes low latency and synchronization to less than one microsecond, thus practically eliminating phase distortion between speakers.

Ease of Installation

We believe that the home theater market has moved toward simplicity in recent years. The costly and inconvenient home theaters of the past have left consumers with a desire for audio systems that provide a simplified installation process. We believe that new audio systems, including the predominant sound bar system, are unable to provide high levels of performance, especially in the surround-sound market. Summit’s technology greatly simplifies the installation process of true surround-sound systems. This allows consumers to install a home theater system with the same amount of effort as a sound bar, but enjoy a far superior experience. We believe that an overwhelming majority of the content entering consumers’ homes through digital TV and streaming services is provided in a multi-channel format, which is why Summit’s goal is to facilitate enjoyment of true surround sound for both the everyday consumer and audio enthusiast.

In addition to easy installation, Summit modules provide consumers with a multitude of options, allowing customization of a home theater specific to each consumer, without being forced to stick with one brand of speaker. For example, our hope is that a consumer might start with a Summit enabled sound bar for their TV and then add a Summit enabled subwoofer. That same system can be easily upgraded to a variety of surround sound systems by simply adding more speakers. Our technology will allow consumers to upgrade an audio system or just one component of the system without the need to replace the entire system. Consumers can keep the original transmitter, sound bar, and subwoofer and integrate them seamlessly into a new system. Being able to outfit a home entertainment system with Summit-enabled speakers and components gives consumers the ability to express their individual preference and needs and provides the assurance that the devices will interoperate, delivering what we believe is the highest standard in HD wireless surround sound.

Dissatisfaction with Bluetooth Performance and Quality

We believe that consumers want better performance and quality from their Bluetooth audio devices. For example, they may want headsets that stay connected over longer distances or products that offer better audio fidelity. By offering a solution that addresses these needs at a comparable price point to Bluetooth, we believe that we can build consumer demand for our technology.

Profitability of Audio Component Accessories

High-definition televisions (“HDTVs”) are getting thinner and it is becoming increasingly difficult to incorporate the latest electronic advances into such thin displays. Over two hundred million smart TVs are currently sold annually. We expect that eventually most of the electronics will be external to the display. We believe that the first physical feature to be removed from HDTVs will be the audio component, since there is very little room for quality speakers in today’s thin displays. We believe that HDTV manufacturers know that they need to provide an audio alternative. Additionally, since cost is a significant consideration, we believe that some manufacturers may offer external sound bars which will satisfy some consumers, but perhaps not the consumers who desire a high-quality audio alternative. Over thirty-five million sound bars are forecasted to be sold in 2020 by Statista. We believe that these developments are creating an inflection point in the market, and manufacturers are looking to Summit’s technology to create a standard for wireless audio interoperability that will support a long-term product strategy for the successful development of high quality, wireless audio products. By designing speaker systems that incorporate Summit’s technology, consumer electronics companies will be able to sell easy-to-install surround sound audio solutions alongside TVs.

Enjoyment of improved audio on existing content

We believe that the growth in the number of video devices streaming multi-channel audio content, coupled with new 3D immersive sound experiences from Dolby’s ATMOS and DTS’ DTSx formats, will help propel the demand for wireless speakers well into the future.

Enjoyment of wireless audio without interference from other wireless signals

Having other devices nearby that also use the 5 GHz band should not affect the performance of a Summit-enabled audio system, as Summit’s technology can seamlessly switch to another frequency within the 5 GHz band. The 5 GHz U-NII spectrum utilized by Summit technology has up to 24 channels available that are constantly monitored for interference using the Dynamic Frequency Selection sub-band between 5.2 and 5.8 GHz. When interference is detected, the next channel, having been monitored for over one minute and confirmed for accessibility, is ready to be accessed and Summit-enabled devices switch seamlessly to that channel, without the user ever noticing or the audio experience being affected.

What Distinguishes Summit from its Competitors

Both the proprietary technology and the adoption of the technology by leaders in consumer electronics are differentiating factors for Summit. Our management believes that Summit is one of the only companies with the technical capabilities of transmitting high resolution, low latency, and speaker synchronization of wireless audio capable of supporting up to 8 channels. Premium consumer brands, like Bang & Olufsen, Harman International, a division of Samsung and LG Electronics, have begun to adopt our technology as a valued feature in performance products.

Category Defining Wireless Audio

Our wireless audio technology delivers eight (8) channels of uncompressed audio directly to the speakers in 24-bit and up to 96 kHz sample rates. This means that a consumer can experience audio exactly as it was mastered in the studio. Summit’s technology supports surround sound systems up to 7.1 or 5.1.2 for Dolby ATMOS configurations.

Alternative technologies such as, standard Bluetooth and WiFi protocols were not designed to transmit real-time audio synchronized to video. Standard Bluetooth and WiFi technologies work best for audio only applications when video is not a part of the listening experience. In audio-only applications, latency is less critical and can be buffered in memory to insure proper speaker synchronization even when audio data retransmissions are needed in today’s congested wireless environments. In video applications, retransmissions add to latency. Standard Bluetooth and WiFi protocols have long variable latency that can exceed 50ms, resulting in lip-sync issues and variable speaker synchronization, making quality multichannel audio experience unachievable. A few custom software and or silicon-based solutions exist today that improve performance, but compared to Summit, such products have longer latencies, lower performing speaker synchronization, and are limited to 2-4 audio channels and often limited to 16-bit CD quality audio.

Summit’s technology roadmap includes proprietary software, currently in development, that will support Wi-Fi protocol. This proprietary software has been designed to scale in the number of wireless audio channels and sample rates supported as Wi-Fi performance or network utilization changes.

Summit Customers

Summit currently sells wireless modules containing custom semiconductor chips to a growing list of consumer electronics customers, including major brands such as Axiim, Bang & Olufsen, Enclave Audio, Klipsch, LG, Harman International, a division of Samsung, Sharp, Savant and System Audio. We believe that the use of our products by well-known consumer electronics brands will provide an opportunity to create wireless audio products that are simple to install and perform at high levels. Brands such as Bang & Olufsen and Klipsch have chosen Summit technology to drive their wireless home audio/theater product assortments. We believe that their leadership has brought credibility to the technology and paved the way at retail for other brands to follow.

Our Strategy

Our goal is to establish and maintain a leadership position as the ubiquitous standard for hi-fidelity wireless, multi-channel audio. To obtain and enhance our position as the leading standard in the audio space, we intend to:

●	improve recognition of our Summit brand and the WiSA Association standard brand;

●	provide excellent products and services to our customers and members;

●	make sure our technology is accessible to many consumers by having our technology in consumer electronics devices that sell at a variety of price points;

●	expand market awareness of wireless multi-channel hi-fidelity audio experience availability;

●	reduce hardware costs;

●	enhance and protect our IP portfolio;

●	invest in highly qualified personnel; and

●	build innovative products alongside the world’s leading consumer electronics companies.

We currently sell our modules in relatively small quantities. As new customers introduce Summit-enabled products and current customers introduce second and third generation Summit-enabled products, we expect that orders for our modules will increase proportionally. With larger orders, we believe that we can take advantage of economies of scale and improve our gross margins on our modules.

Interoperability

Interoperability is a key aspect of wireless technology. We believe that this is especially true with audio technology, where unique designs, price points, audio quality and capabilities as well as consumer brand loyalties are significant factors for the end consumer. Creating home theater and audio components that all work with an interoperable standard creates a high level of confidence in retailers and consumers in the functionality of the entire entertainment system. Interoperability also increases the opportunity for specialized brands to create new and innovative products, knowing they can focus on their specific part of the market and rely on others to create the necessary cohort components.

Corporate Information

We were formed as Summit Semiconductor, LLC, a Delaware limited liability company, on July 23, 2010. We converted to a Delaware corporation, effective December 31, 2017, at which time we changed our name to Summit Semiconductor, Inc. Effective as of September 11, 2018, we changed our name to Summit Wireless Technologies, Inc. We run our operations through Summit Wireless Technologies, Inc., as well as through our wholly-owned subsidiary, WiSA, LLC, a Delaware limited liability company.

Where You Can Find Us

Our principal executive offices are located at 6840 Via Del Oro, Ste. 280, San Jose, CA 95119 and our telephone number is (408) 627-4716. Our website address is www.summitwireless.com. The website for the WiSA Association is http://www.wisaassociation.org. The information contained on, or that can be accessed through, our websites is not incorporated by reference into this prospectus and is intended for informational purposes only.

Summit Wireless Technologies, Summit Semiconductor, Summit WirelessTM, the Summit Wireless Technologies, Inc. logo, the WiSA logo and other trade names, trademarks or service marks of Summit Wireless Technologies, Inc. appearing in this prospectus are the property of Summit Wireless Technologies, Inc. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we are an emerging growth company, unlike public companies that are not emerging growth companies under the JOBS Act, we will not be required to:

•	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”);

•	provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board (United States) (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	provide certain disclosure regarding executive compensation required of larger public companies or hold stockholder advisory votes on the executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”); or

•	obtain stockholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company upon the earliest of the:

•	last day of the fiscal year in which we have $1.07 billion or more in annual revenues;

•	date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

•	date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	last day of the fiscal year following the fifth anniversary of our initial public offering (“IPO”).

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, and we have elected to take advantage of such extended transition period for complying with new or revised accounting standards.

We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our stock price.

Recent Developments

Resignation of Director and Appointment of New Director

On June 19, 2020, Sam Runco, one our directors, notified us of his decision to resign from the Company’s board of directors (the “Board”), effective June 19, 2020. Mr. Runco served on the nominating and corporate governance committee of the Board (the “Nominating and Corporate Governance Committee”). On June 22, 2020, the Board, pursuant to its powers under the Company’s bylaws, appointed Sri Peruvemba as a member of the Board to replace Mr. Runco, effective June 22, 2020. Mr. Peruvemba will serve as a director until the next annual meeting of the Company’s stockholders, at which time he will stand for election until the annual meeting of the Company’s stockholders following his election, or his earlier resignation, retirement, or other termination of service. Mr. Peruvemba was also appointed to serve on the Board’s audit committee (the “Audit Committee”) and Nominating and Corporate Governance Committee.

Closing of June 2020 Public Offerings

On June 8, 2020, we closed a registered direct offering (the “June 8th Offering”) for gross proceeds of approximately $5.8 million, before deducting underwriting discounts and commissions and estimated offering expenses of (i) an aggregate of 2,275,000 shares of Common Stock and (ii) warrants, with a term of 5.5 years, which are exercisable for an aggregate of up to 2,275,000 shares of Common Stock at an exercise price of $2.55 per share, subject to customary adjustments thereunder. The net proceeds from the June 8th Offering are being used for working capital, capital expenditures, product development, and other general corporate purposes, including investments in sales and marketing in the United States and internationally. The June 8th Offering was conducted pursuant to the Stock Purchase Agreement, dated June 4, 2020, by and between us and each of the Selling Stockholders (the “June 8th Purchase Agreement”), as well as a placement agency agreement, dated June 4, 2020, between us and Maxim Group LLC, the placement agent for such offering (“Maxim”).

On June 11, 2020, we closed a registered direct offering (the “June 11th Offering”, and together with the June 8th Offering, the “June 2020 Offerings”) for gross proceeds of approximately $5.3 million, before deducting underwriting discounts and commissions and estimated offering expenses of an aggregate of (i) 2,040,000 shares of Common Stock and (ii) warrants, with a term of 5.5 years, which are exercisable for an aggregate of up to 2,040,000 shares of Common Stock at an exercise price of $2.61 per share, subject to customary adjustments thereunder. The net proceeds from the June 11th Offering are being used for working capital, capital expenditures, product development, and other general corporate purposes, including investments in sales and marketing in the United States and internationally. The June 11th Offering was conducted pursuant to a Stock Purchase Agreement, by and between us and each of the Selling Stockholders (the “June 11th Purchase Agreement and collectively with the June 8th Purchase Agreement, the “Purchase Agreements”), as well as a placement agency agreement, dated June 9, 2020, between us and Maxim, the placement agent for such offering.

The shares of Common Stock issued to the investors that participated in the June 2020 Offerings were registered under the Securities Act pursuant to two separate prospectus supplements to our currently effective registration statement on Form S-3 (File No. 333-233433), which was initially filed with the SEC on August 23, 2019 and was declared effective on September 6, 2019 (the “Shelf Registration Statement”). We filed the prospectus supplement to the Shelf Registration Statement for the June 8th Offering with the SEC on June 5, 2020, and we filed the prospectus supplement to the Shelf Registration Statement for the June 11th Offering with the SEC on June 10, 2020. Pursuant to the Purchase Agreements, the Warrants were issued to such investors in concurrent private placement transactions pursuant to an exemption from the registration requirements of the Securities Act provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. We agreed to register the shares of Common Stock underlying the warrants issued in the June 2020 Offerings within 30 days after the closing of each of the June 2020 Offerings, pursuant to a resale registration statement. We filed a registration statement to register all of the shares of Common Stock underlying such warrants with the SEC on July 8, 2020.

Closing of April 2020 Public Offering

On April 23, 2020, we closed an underwritten public offering (the “April 2020 Offering”) for gross proceeds of approximately $6.5 million, before deducting underwriting discounts and commissions and estimated offering expenses of (i) 1,525,000 shares of Common Stock and accompanying common stock purchase warrants (the “April 2020 Warrants”) to purchase up to an aggregate of 1,525,000 shares of Common Stock at a combined public price of $3.25 per share of Common Stock and accompanying April 2020 Warrant, (ii) pre-funded common stock purchase warrants to purchase up to an aggregate of 475,000 shares of Common Stock (the “April 2020 Pre-Funded Warrants”), and accompanying April 2020 Warrants at a combined public offering price of $3.24 per April 2020 Pre-Funded Warrant and accompanying April 2020 Warrant and (iii) warrants to purchase up to an aggregate of 100,000 shares of Common Stock, which Underwriters’ Warrants are issuable to Maxim, as the representative of the underwriters named therein (the “Representative”), pursuant to that certain underwriting agreement, dated as of April 21, 2020, between us and the Representative (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, we granted an option to the Representative to purchase up to an aggregate of 300,000 additional shares of Common Stock and/or warrants to purchase up to an additional 300,000 shares of Common Stock within 45 days after the date of the prospectus forming a part of the registration statement for the April 2020 Offering to cover over-allotments. On April 21, 2020, the Representative partially exercised such over-allotment option and purchased warrants exercisable for up to an aggregate of 229,100 additional shares of Common Stock, which resulted in additional gross proceeds to us of $2,291, excluding underwriting discounts and commissions.

PPP Loan

On May 3, 2020, we were granted a loan (the “PPP Loan”) from Wells Fargo Bank, National Association (“Wells Fargo”) in the aggregate amount of approximately $847,000, pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which was enacted on March 27, 2020. The PPP Loan was funded on May 7, 2020.

The PPP Loan, which is in the form of a PPP promissory note and agreement, dated May 3, 2020 (the “Note Agreement”), matures on May 3, 2022 and bears interest at a rate of 1.00% per annum. Such loan was originally payable monthly commencing on November 1, 2020, however pursuant to a change in guidance by the U.S. Small Business Administration, the initial payment date of the PPP Note Agreement was deferred from November 1, 2020 to August 18, 2021. The PPP Loan may be prepaid by us at any time prior to maturity with no prepayment penalties. We intend to use the PPP Loan amount for payroll costs, costs used to continue group health care benefits, rent, and utilities. Under the terms of the Note Agreement, certain amounts of the PPP Loan may be forgiven if they are used for qualifying expenses, as described in the Note Agreement.

Funding Agreement

As previously disclosed in our Annual Report on Form 10-K filed with the SEC on March 25, 2020, on January 23, 2020, we entered into a funding agreement, as amended (the “Funding Agreement”), which provided for the issuance to an unaffiliated accredited investor of a convertible promissory note in the principal amount of $111,100, reflecting a 10% original issue discount, 500 shares of our Common Stock and a five-year warrant exercisable for 7,936 shares of our Common Stock at an exercise price of $9.80 per share in consideration for $100,000, which was funded on January 24, 2020. Additionally, pursuant to the Funding Agreement, such investor was granted a most favored nation right. As of the date of this prospectus, the outstanding debt owed to such investor pursuant to the Funding Agreement has been fully repaid.

March 2020 Senior Secured Convertible Promissory Note

On March 30, 2020, we completed a private placement (the “March 2020 Private Placement”) of a senior secured convertible instrument (the “March 2020 Note”) and a warrant (the “March 2020 Warrant”) to purchase 227,679 shares of Common Stock at an exercise price of $6.40 per share, pursuant to which Maxim Group LLC, the placement agent for this offering (“Maxim”), acted as placement agent. The March 2020 Note and March 2020 Warrant were issued pursuant to a securities purchase agreement, entered into as of March 22, 2020 (the “March 2020 Purchase Agreement”) by and between us and an institutional investor (the “Investor”). The March 2020 Private Placement resulted in gross proceeds of $1,700,000, before fees and other expenses associated with the transaction, including but not limited to, an $85,000 commitment fee payable to the Investor. The net proceeds received by us in connection with the March 2020 Private Placement were used primarily for working capital, debt repayment and general corporate purposes. Additionally, we issued Maxim a warrant to purchase up to an aggregate of 20,400 shares of Common Stock, subject to adjustment, as partial consideration for serving as placement agent in connection with the March 2020 Private Placement. As of the date of this prospectus, the outstanding debt owed to the Investor pursuant to the March 2020 Note has been fully repaid.

Reverse Stock Split

On March 31, 2020, we held a special meeting of our stockholders, at which our stockholders approved an amendment to our certificate of incorporation, as amended, to effect a reverse stock split of all of the outstanding shares of Common Stock at a specific ratio within a range from one-for-four to one-for-twenty, and to grant authorization to the Board to determine, in its sole discretion, the specific ratio and timing of the reverse stock split. In order to maintain compliance with Nasdaq listing requirements discussed above, our Board utilized this authority and authorized a reverse stock split ratio of one-for-twenty, effective for trading on April 9, 2020.

Alexander Settlement Agreement and Letters from Alexander Capital, L.P.

On April 3, 2020, we received a letter (the “April 3rd Alexander Counsel Letter”) from counsel for Alexander, alleging that we were in apparent breach of a certain engagement agreement, dated February 6, 2020, that we entered into with Alexander (the “Engagement Agreement”), which appointed Alexander as our exclusive placement agent and financial advisor, due to our consummation of the March 2020 Private Placement, in which Maxim acted as placement agent. Such letter also claimed that due to such alleged breach, and in accordance with the terms of the Engagement Agreement, we owed Alexander an aggregate of $170,000 and warrants to purchase up to 22,768 shares of Common Stock in connection with the March 2020 Private Placement.

On May 14, 2020, we entered into the Alexander Settlement Agreement, pursuant to which, in consideration for Alexander releasing us from (a) all claims against us arising out of the Engagement Agreement, other than indemnification for certain third-party claims, and (b) any further obligations to provide Alexander with a preferential right to participate as an underwriter or placement agent in future offerings, we agreed to (i) pay Alexander a one-time cash payment of $125,000 and (ii) issue to Alexander 50,000 shares of Common Stock (the “Alexander Settlement Shares”) to be registered pursuant to a prospectus supplement to our registration statement on Form S-3 that was declared effective by the SEC on September 6, 2019. Such prospectus supplement was filed with the SEC on May 18, 2020. We also released Alexander from the same type of claims against Alexander, other than indemnification for certain third-party claims. In connection with the Alexander Settlement Agreement, on May 14, 2020, we also entered into a leak-out agreement with Alexander (the “Leak-Out Agreement”), pursuant to which Alexander is not permitted to sell more than 5,000 shares of Common Stock in any trading day, commencing on May 14, 2020 (the date of the Leak-Out Agreement) and ending on the date on which Alexander no longer holds any Alexander Settlement Shares. The foregoing descriptions of the Alexander Settlement Agreement and the Leak-Out Agreement do not purport to be complete and such agreements are more fully described in our Current Report on Form 8-K filed with the SEC on May 18, 2020.

Risk Factors Summary

•	We have incurred losses since inception.
•	Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.
•	A small number of our customers represent a significant percentage of our revenue, so any loss of key customers could have a material adverse effect on our business.
•	We are reliant on module manufacturers to produce the modules which we then sell to our customers and any change in their management or business could have a negative effect on our operations.
•	We currently rely on semiconductor manufacturers to manufacture our semiconductors, and our failure to manage our relationship with our semiconductor manufacturers successfully could negatively impact our business.
•	Declines in or problems with the WiSA Association membership could negatively affect our reputation.
•	Failure to stay on top of technology innovation could harm our business model.
•	Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our modules.
•	Interruptions or performance problems associated with technology and wireless technology outside of our control may adversely affect our business and results of operations.
•	Real or perceived errors, failures or bugs in our modules could adversely affect our operating results and growth prospects.
•	We rely on the cooperation of our customers to install our modules in their audio products.
•	If we do not or cannot maintain cutting edge technology and compatibility of our modules with products that our customers use, our business could suffer.
•	Our future quarterly results of operations may fluctuate significantly due to a wide range of factors, which makes our future results difficult to predict.
•	Our sales are subject to fluctuation as a result of seasonality, which is outside of our control.
•	Our sales are subject to fluctuation as a result of our customers’ new product introduction timelines and end-user adoption of our customers’ retail products, both of which are outside of our control.
•	We conduct international operations, which exposes us to significant risks.
•	We are dependent on the continued services and performance of our senior management and other key personnel, the loss of any of whom could adversely affect our business.
•	Changes in financial accounting standards may cause adverse and unexpected revenue fluctuations and impact our reported results of operations.
•	We are engaged in distributing products from a company in which one of our directors is an executive officer, the fulfillment of which could cause such director to no longer be independent.
•	We face risks related to health epidemics and other outbreaks, which could significantly disrupt our operations and could have a material adverse impact on us, and the recent coronavirus outbreak could materially and adversely affect our business.
•	We may not be entitled to forgiveness of our recently received PPP Loan, and our application for the PPP Loan could in the future be determined to have been impermissible or could result in damage to our reputation.
•	Failure to protect our IP rights could adversely affect our business.
•	We may be subject to IP rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.
•	If we fail to make necessary improvements to address the material weakness in our internal control over financial reporting identified by our independent registered public accounting firm, we may not be able to report our financial results accurately and timely or prevent fraud, any of which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the trading price of our Common Stock to decline.
•	Our executive officers, directors and principal stockholders own a significant percentage of our Common Stock and will be able to exert significant control over matters subject to stockholder approval.
•	We will have broad discretion as to any proceeds that we receive from the cash exercise by any holders of the Warrants, and we may not use the proceeds effectively.
•	Substantial future sales of shares of our Common Stock could cause the market price of our Common Stock to decline.
•	A large number of shares may be sold in the market following this offering, which may significantly depress the market price of our Common Stock.
•	We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing securities that would dilute the ownership of the Common Stock. Depending on the terms available to us, if these activities result in significant dilution, it may negatively impact the trading price of our shares of Common Stock.
•	We could issue “blank check” preferred stock without stockholder approval with the effect of diluting then current stockholder interests and impairing their voting rights; and provisions in our charter documents could discourage a takeover that stockholders may consider favorable.
•	Neither we nor the Selling Stockholders have authorized any other party to provide you with information concerning us or this offering.
•	If we are unable to maintain compliance with all applicable continued listing requirements and standards of Nasdaq, our Common Stock could be delisted from Nasdaq.
•	In the event that our Common Stock is delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in shares of our Common Stock because they may be considered penny stocks and thus be subject to the penny stock rules.

Please see “Risk Factors” beginning on page 14 for more details.

About This Offering

This prospectus relates to the offer and resale by the Selling Stockholders of up to 518,278 shares of Common Stock. All of the Shares and Warrant Shares, when sold, will be sold by the Selling Stockholders. The Selling Stockholders may sell the Shares and Warrant Shares from time to time at prevailing market prices or at privately negotiated prices.

Shares Offered by the Selling Stockholders:	236,375 Shares.

Warrants Shares Offered by the Selling Stockholders:	Up to 281,903 Warrant Shares.

Shares of Common Stock outstanding after completion of this offering (assuming full exercise of the Warrants that are exercisable for Warrant Shares offered hereby):	8,610,653 (1)

Use of proceeds:	We will not receive any of the proceeds from any sale of the Warrant Shares by the Selling Stockholders. We may receive proceeds in the event that any of the Warrants are exercised at their respective exercise prices per share which may result in gross proceeds of $718,852.65. Any proceeds that we receive from the exercise of the Warrants will be used for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors:

An investment in the Common Stock offered under this prospectus is highly speculative and involves substantial risk. Please carefully consider the “Risk Factors” section on page 14 and other information in this prospectus for a discussion of risks. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial may also impair our business and operations.

Nasdaq symbol:	WISA

Unless otherwise indicated, all information in this prospectus refers to or assumes the effectiveness of our one-for-twenty reverse stock split effective on April 9, 2020.

(1) The number of shares of our Common Stock outstanding prior to and that will be outstanding after this offering is based on 8,328,750 shares of Common Stock outstanding as of December 4, 2020 and excludes (a) shares of Common Stock to be issued upon exercise of warrants and pre-funded warrants to purchase an aggregate of up to 7,337,199 shares of Common Stock as of December 4, 2020, (b) 352 shares of restricted stock to be released to a terminated employee in the next 3 months pursuant to the terms of such employee’s restricted stock agreement, (c) 20,000 unvested deferred shares (the “Deferred Shares”) under our 2018 Long-Term Stock Incentive Plan (the “LTIP”), issued to Michael Howse, a member of our board of directors, pursuant to a Deferred Shares Agreement, entered into as of January 4, 2019 and (d) 12,500 shares of Common Stock issuable upon conversion of 250,000 shares of our Series A 8% Senior Convertible Preferred Stock (the “Series A Preferred Stock”) issued to Lisa Walsh on April 18, 2019. Additionally, the number of shares of Common Stock that will be outstanding after this offering also includes 236,375 Shares being registered for resale in this offering and assumes the issuance of 281,903 Warrant Shares being registered for resale in this offering upon exercise of all of the Warrants issued to the Selling Stockholders.

RISK FACTORS

Holding shares of Common Stock involves a high degree of risk. You should carefully consider and evaluate all of the information contained in this prospectus and in the documents that we incorporate by reference into this prospectus before you decide to accept any Shares or Warrant Shares. In particular, you should carefully consider and evaluate the risks and uncertainties described under the heading “Risk Factors” in this prospectus, or in the documents incorporated by reference herein. Any of the risks and uncertainties set forth in this prospectus, as updated by annual, quarterly and other reports and documents that we file with the SEC and incorporate by reference into this prospectus, could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the value of our Common Stock.

Risks Related to Our Business and Industry

We have incurred losses since inception.

We have had net losses for several years, since inception, and had an accumulated deficit of approximately $187,678,000 as of December 31, 2019, which includes a net loss of approximately $12,038,000 for the year ended December 31, 2019, as compared to approximately $67,357,000 for the year ended December 31, 2018. As of September 30, 2020, we had an accumulated deficit of $196,746,000, which includes a net loss of $9,068,000 for the nine months ended September 30, 2020. If we are unsuccessful in implementing any initiatives to improve our revenues in order to achieve profitability, it will have a material adverse impact on our business, prospects, operating results and financial condition. There can be no assurance that the revenue that we generate will be able to support our operations or meet our working capital needs.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm has included in its report for the year ended December 31, 2019 an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. We have incurred net losses each year since inception, including a net loss of $12,038,000 during the year ended December 31, 2019 and a net loss of $9,068,000 for the nine months ended September 30, 2020. Our ability to continue as a going concern is contingent upon, other factors, our ability to raise additional capital through sales of our securities, including this offering, and incurrence of debt. Additionally, future capital requirements will depend on many factors, including the rate of revenue growth, the selling price of our products, the expansion of sales and marketing activities, the timing and extent of spending on research and development efforts and the continuing market acceptance of our products. These factors raise substantial doubt about our ability to continue as a going concern. There is no assurance that additional financing will be available at terms acceptable to us or at all. If we cannot continue as a viable entity, this could materially adversely affect the value of the Shares.

Loss of key customers.

A small number of our customers represent a significant percentage of our revenue. Although we may have agreements with these customers, these agreements typically do not require any minimum purchases and do not prohibit customers from using competing technologies or customers from purchasing products and services from competitors. Because many of our markets are rapidly evolving, customer demand for our technologies and products can shift quickly. As of September 30, 2020, we had two customers accounting for 79% and 14% of accounts receivable. As of December 31, 2019, we had three customers accounting for 37%, 28% and 20% of accounts receivable. We had one customer account for 44% of our net revenue for the nine months ended September 30, 2020. We had two customers accounting for 57% and 24% of our net revenue for the year ended December 31, 2019.

Reliance on module manufacturers.

Our revenue from the sale of modules to consumer electronics and speaker companies depends in large part upon the availability of our modules that implement our technologies. Our manufacturers incorporate our technologies into these modules, which are then incorporated in consumer entertainment products. We do not manufacture these modules, but rather depend on manufacturers to produce the modules which we then sell to our customers. We do not control the manufacturers. While we have a longstanding relationship with our manufacturers, there can be no assurance that our manufacturers will continue to timely produce our modules. Change in management of our manufacturers or a change in their operations could negatively affect our production and cause us to seek other manufacturers which we may not be able to obtain on the same or similar terms as our current manufacturers. This could have a negative effect on our operations.

We currently rely on semiconductor manufacturers to manufacture our semiconductors, and our failure to manage our relationship with our semiconductor manufacturers successfully could negatively impact our business.

We rely on a single contractor in Japan for the production of our transmit semiconductor chip and a single contractor in China for the production of our receive semiconductor chip. Our reliance on these semiconductor manufacturers reduces our control over the manufacturing process, exposing us to risks, including increase production costs and reduced product supply. If we fail to manage our relationships with these manufacturers effectively, or if a contract manufacturer experiences delays, disruptions, or decides to end-of-life the components that it manufactures for us, our ability to ship products to our end-user customers could be impaired and our competitive position and reputation could be harmed. In addition, any adverse change in our manufacturers’ financial or business condition could disrupt our ability to supply quality products to our end-user customers. If we are required to change manufacturers, we may lose revenue, incur increased costs and damage our customer relationships. In addition, qualifying a new semiconductor manufacturer and commencing production can be an expensive and lengthy process. As a result of any of these aforementioned disruptions, we would experience a delay in our order fulfillment, and our business, operating results and financial condition would be adversely affected.

Declines in or problems with the WiSA Association membership could negatively affect our reputation.

We rely significantly on the members of our wholly-owned subsidiary, WiSA, LLC, to uphold the standards and criteria of interoperable audio products. If we lose members or new technology is developed that is easier to incorporate than ours, the WiSA Association may fail to maintain its active status and the sales of our modules could diminish as well. In addition, failure of our members to adhere to our policies designed to provide interoperability between audio systems could undermine the integrity of our brand.

Failure to stay on top of technology innovation could harm our business model.

Our revenue growth will depend upon our success in new and existing markets for our technologies. The markets for our technologies and products are defined by:

●	rapid technological change;

●	new and improved technology and frequent product introductions;

●	changing consumer demands;

●	evolving industry standards; and

●	technology and product obsolescence.

Our future success depends on our ability to enhance our technologies and products and to develop new technologies and products that address the market needs in a timely manner. Technology development is a complex, uncertain process requiring high levels of innovation, highly-skilled engineering and development personnel, and the accurate anticipation of technological and market trends. We may not be able to identify, develop, acquire, market, or support new or enhanced technologies or products on a timely basis, if at all.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our modules.

To increase total customers and customer recognition of the WiSA Association products and to achieve broader market acceptance of our technology, we will need to expand our sales and marketing organization and increase our business development resources, including the vertical and geographic distribution of our sales force and our teams of account executives focused on new accounts and responsible for renewal and growth of existing accounts.

Our business requires that our sales personnel have particular expertise and experience in interoperability of audio systems, and the latest wireless audio technology. We may not achieve revenue growth from expanding our sales force if we are unable to hire, develop and retain talented sales personnel with appropriate experience, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective.

Interruptions or performance problems associated with technology and wireless technology outside of our control may adversely affect our business and results of operations.

We may in the future experience performance issues due to a variety of factors, including wireless technology disruptions, human or software errors. If a wireless connection is compromised, our products will not work as designed and our business could be negatively affected. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time or a connection problem may be out of our control and could deter customers from purchasing wireless audio components.

We expect to continue to make significant investments to maintain and improve the performance of our modules. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology to accommodate actual and anticipated changes in technology, our business, operating results and financial condition may be adversely affected.

Real or perceived errors, failures or bugs in our modules could adversely affect our operating results and growth prospects.

Because our modules are complex, undetected errors, failures or bugs may occur. Our module is installed and used in numerous audio systems of different brands with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures of our technology. Despite our testing, errors, failures or bugs may not be found in our modules until it is released to our customers. Moreover, our customers could incorrectly implement or inadvertently misuse our modules, which could result in customer dissatisfaction and adversely impact the perceived quality or utility of our products as well as our brand.

Any of these real or perceived errors, compatibility issues, failures or bugs in our modules could result in negative publicity, reputational harm, loss of competitive position or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to correct the problem. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions or delays in the use of our solutions, which could cause us to lose existing or potential customers and could adversely affect our operating results and growth prospects.

We rely on the cooperation of our customers to install our modules in their audio products.

Our modules are sold to our customers who are consumer electronics companies. Our customers install the modules into their products. Our customers’ audio products are sold to the general public who must then install the audio system into their homes or businesses. We do not oversee installation of our products and therefore have no control over the end result. If a module is not installed correctly in a customer product or an end consumer does not install their audio system correctly, our technology may not work properly, which could result in customer dissatisfaction or have a material adverse impact on our reputation, our business and our financial results.

If we do not or cannot maintain cutting edge technology and compatibility of our modules with products that our customers use, our business could suffer.

Our customers integrate our modules into their products. The functionality and popularity of our technology depends, in part, on our ability to produce modules that integrate into our customers’ products. Our customers may change the features of their technologies and audio systems as a whole may advance technologically. Such changes could functionally limit or terminate the utility of our product, which could negatively impact our customer service and harm our business. If we fail to maintain cutting edge technology and compatibility with the products our customers produce, we may not be able to offer the functionality that our customers need, and our customers may not purchase our modules, which would negatively impact our ability to generate revenue and have a material adverse impact on our business.

Our future quarterly results of operations may fluctuate significantly due to a wide range of factors, which makes our future results difficult to predict.

Our revenues and results of operations could vary significantly from quarter to quarter as a result of various factors, many of which are outside of our control, including:

●	the expansion of our customer base;

●	the renewal of agreements with, and expansion of coverage by, existing customers;

●	the size, timing and terms of our sales to both existing and new customers;

●	the introduction of products or services that may compete with us for the limited funds available to our customers, and changes in the cost of such products or services;

●	changes in our customers’ and potential customers’ budgets;

●	our ability to control costs, including our operating expenses;

●	our ability to hire, train and maintain our direct sales force, engineers, and marketing employees;

●	the timing of satisfying revenue recognition criteria in connection with initial deployment and renewals; and

●	general economic and political conditions, both domestically and internationally.

Any one of these or other factors discussed elsewhere in this prospectus or the documents incorporated by reference herein may result in fluctuations in our revenues and operating results, meaning that quarter-to-quarter comparisons of our revenues, results of operations and cash flows may not necessarily be indicative of our future performance.

Because of the fluctuations described above, our ability to forecast revenues is limited and we may not be able to accurately predict our future revenues or results of operations. In addition, we base our current and future expense levels on our operating plans and sales forecasts, and our operating expenses are expected to be relatively fixed in the short term. Accordingly, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect our financial results for that quarter. The variability and unpredictability of these and other factors could result in our failing to meet or exceed financial expectations for a given period.

Our sales are subject to fluctuation as a result of seasonality, which is outside of our control.

Our sales are subject to the seasonality of when consumers buy electronic products, generally in the third quarter leading up to the year-end holiday season. Our customers’ plans to complete and ship new products to meet this seasonal peak can critically impact our financial results should they miss the holiday season. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Our sales are subject to fluctuation as a result of our customers’ new product introduction timelines and end-user adoption of our customers’ retail products, both of which are outside of our control.

We, in conjunction with our customers, are launching a new technology to the retail and consumer market. The consumer adoption rate at retail is a critical component of our financial success and is currently an unknown component of our financial plans. The variability and unpredictability of these and other factors could result in our failing to meet or exceed financial expectations for a given period. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

We conduct international operations, which exposes us to significant risks.

We have offices in California and Oregon, but we also have employees in Taiwan and representatives in China, Japan and the Republic of Korea. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks in addition to those we already face in the United States. In addition, we invest time and resources in understanding the regulatory framework and political environments of our customers overseas in order to focus our sales efforts. Because such regulatory and political considerations are likely to vary across jurisdictions, this effort requires additional time and attention from our sales team and could lead to a sales cycle that is longer than our typical process for sales in the United States. We also may need to hire additional employees and otherwise invest in our international operations in order to reach new customers. Because of our limited experience with international operations as well as developing and managing sales in international markets, our international efforts may not be successful.

In addition, we will face risks in doing business internationally that could adversely affect our business, including:

●	the potential impact of currency exchange fluctuations;

●	the difficulty of staffing and managing international operations and the increased operations, travel, shipping and compliance costs associated with having customers in numerous international locations;

●	potentially greater difficulty collecting accounts receivable and longer payment cycles;

●	the need to offer customer support in various languages;

●	challenges in understanding and complying with local laws, regulations and customs in foreign jurisdictions;

●	export controls and economic sanctions administered by the Department of Commerce Bureau of Industry and Security and the Treasury Department’s Office of Foreign Assets Control;

●	compliance with various anti-bribery and anti-corruption laws such as the Foreign Corrupt Practices Act and United Kingdom Bribery Act of 2010;

●	tariffs and other non-tariff barriers, such as quotas and local content rules;

●	more limited protection for our IP in some countries;

●	adverse or uncertain tax consequences as a result of international operations;

●	currency control regulations, which might restrict or prohibit our conversion of other currencies into U.S. dollars;

●	restrictions on the transfer of funds;

●	deterioration of political relations between the United States and other countries; and

●	political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.

Also, we expect that due to costs related to our international efforts and the increased cost of doing business internationally, we will incur higher costs to secure sales to international customers than the comparable costs for domestic customers. As a result, our financial results may fluctuate as we expand our operations and customer base worldwide.

Our failure to manage any of these risks successfully could harm our international operations and adversely affect our business, operating results and financial condition.

We are dependent on the continued services and performance of our senior management and other key personnel, the loss of any of whom could adversely affect our business.

Our future success depends in large part on the continued contributions of our senior management and other key personnel. In particular, the leadership of key management personnel is critical to the successful management of our Company, the development of our products, and our strategic direction. We also depend on the contributions of key technical personnel.

We do not maintain “key person” insurance for any member of our senior management team or any of our other key employees. Our senior management and key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason and without notice. The loss of any of our key management personnel could significantly delay or prevent the achievement of our development and strategic objectives and adversely affect our business.

Changes in financial accounting standards may cause adverse and unexpected revenue fluctuations and impact our reported results of operations.

A change in accounting standards or practices could harm our operating results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may harm our operating results or the way we conduct our business.

We are engaged in distributing products from a company in which one of our directors is an executive officer, the fulfillment of which could cause such director to no longer be independent.

In August 2019, we issued a $360,000 purchase order to Hansong Technology, a company in which our director, Helge Kristensen, serves as a vice president. To date in 2020, we have made payments for products to Hansong Technology of approximately $366,000. As of the date of this prospectus, we have outstanding accounts receivable with respect to products sold to Hansong Technology of approximately $162,000. Under Nasdaq’s corporate governance rules, our Board must be composed of a majority of “independent directors.” Additionally, subject to certain limited exceptions, our Board’s audit, compensation, and nominating and corporate governance committees also must be composed of all independent directors. As a result of our sales of modules to Hansong Technology and our purchases of Hansong Technology’s products, it is very unlikely that Mr. Kristensen will continue to meet the qualifications of an “independent director,” in which case our Board would no longer be composed of a majority of “independent directors” nor would our Board’s committees be composed of all “independent directors.” In such event we would be required to take such actions, as necessary, to regain compliance with the independence requirements under the Nasdaq rules, in order to avoid being delisted.

Risks related to COVID-19

We face risks related to health epidemics and other outbreaks, which could significantly disrupt our operations and could have a material adverse impact on us, and the recent coronavirus outbreak could materially and adversely affect our business.

An outbreak of a new respiratory illness caused by coronavirus disease 2019 (“COVID-19”) has resulted in millions of infections and hundreds of thousands of deaths worldwide, as of the date of filing of this prospectus, and continues to spread across the globe, including to the United States and Europe, the major markets in which we operate. The outbreak of COVID-19 or by other epidemics could materially and adversely affect our business, financial condition and results of operations. If the coronavirus worsens in China, the United States and Europe, or in other regions in which we have material operations or sales, our business activities originating from affected areas, including sales, manufacturing and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of manufacturing facilities used in our supply chain processes, restrictions on the export or shipment of our products, significant cutback of ocean container delivery from China, business closures in impacted areas, and restrictions on our employees’ and consultants’ ability to travel and to meet with customers. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain it or treat its impact, among others. COVID-19 could also result in social, economic and labor instability in the countries in which we or our customers and suppliers operate.

If workers at one or more of our offices or the offices of our suppliers or manufacturers become ill or are quarantined and in either or both events are therefore unable to work, our operations could be subject to disruption. Further, if our manufacturers become unable to obtain necessary raw materials or components, we may incur higher supply costs or our manufacturers may be required to reduce production levels, either of which may negatively affect our financial condition or results of operations. The extent to which COVID-19 affects our results will depend on future developments that are highly uncertain and cannot be predicted, including actions to contain COVID-19 or treat its effect, among others.

We may not be entitled to forgiveness of our recently received PPP Loan, and our application for the PPP Loan could in the future be determined to have been impermissible or could result in damage to our reputation.

In May 2020, we received proceeds of approximately $850,000 from a loan under the CARES Act PPP, a portion of which may be forgiven, which we have used and continue to intend to use to retain employees, maintain payroll and make lease and utility payments. A portion of the PPP Loan may be forgiven by the Small Business Administration (“SBA”) upon our application within 10 months of the end of our 24-week covered forgiveness period and upon documentation of expenditures in accordance with the SBA requirements. Under the CARES Act and pursuant to the Note Agreement, loan forgiveness is available for the sum of documented payroll costs, covered rent payments, covered mortgage interest and covered utilities during the eight week period beginning on the date of loan approval. Not more than 25% of the forgiven amount may be for non-payroll costs. The amount of the PPP Loan eligible to be forgiven is reduced if our full-time headcount declines or if salaries and wages for employees with salaries of $100,000 or less annually are reduced by more than 25%. Under the CARES Act, we will be required to repay any portion of the outstanding principal that is not forgiven, along with accrued interest, and we cannot provide any assurance that we will be eligible for loan forgiveness or that any amount of the PPP Loan will ultimately be forgiven by the SBA.

In order to apply for the PPP Loan, we were required to certify, among other things, that the current economic uncertainty made the PPP Loan request necessary to support our ongoing operations. We made this certification in good faith after analyzing, among other things, our financial situation and access to alternative forms of capital, and believe that we satisfied all eligibility criteria for the PPP Loan, and that our receipt of the PPP Loan was consistent with the broad objectives of the CARES Act PPP. At the time that we had made such certification, we had missed more than one payroll payment for our employees and entered into the Funding Agreement in order to assist us with making such payroll payments, and could not predict with any certainty whether we would be able to raise the necessary financing to support continued operations, including, but not limited to, making such payroll payments. Our situation has subsequently improved, as a result of, among other things, our closing of two registered direct offerings in June 2020, and as a result of the funds that we received from the PPP Loan. The certification described above that we were required to provide in connection with our application for the PPP Loan did not contain any objective criteria and was subject to interpretation. However, on April 23, 2020, the SBA issued guidance stating that it is unlikely that a public company with substantial market value and access to capital markets will be able to make the required certification in good faith. The lack of clarity regarding loan eligibility under the CARES Act PPP has resulted in significant media coverage and controversy with respect to public companies applying for and receiving loans. If, despite our good-faith belief that we satisfied all eligible requirements for the PPP Loan, we are later determined to have violated any of the laws or governmental regulations that apply to us in connection with the PPP Loan, such as the False Claims Act, or it is otherwise determined that we were ineligible to receive the PPP Loan, we may be subject to penalties, including significant civil, criminal and administrative penalties, and could be required to repay the PPP Loan in its entirety. In addition, our receipt of the PPP Loan may result in adverse publicity and damage to our reputation, and a review or audit by the SBA or other government entity or claims under the False Claims Act could consume significant financial and management resources.

Risks Related to Our Intellectual Property (IP)

Failure to protect our IP rights could adversely affect our business.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop or license under patent and other IP laws of the United States, so that we can prevent others from using our inventions and proprietary information. If we fail to protect our IP rights adequately, our competitors might gain access to our technology, and our business might be adversely affected. However, defending our IP rights might entail significant expenses. Any of our patent rights, copyrights, trademarks or other IP rights may be challenged by others, weakened or invalidated through administrative process or litigation.

As of December 4, 2020, we had 10 issued and 5 pending U.S. patents covering our technology. We have two patent applications pending for examination outside of the United States. We also license issued U.S. patents from others. The patents that we own or license from others (including those that may be issued in the future) may not provide us with any competitive advantages or may be challenged by third parties, and our patent applications may never be granted.

Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our IP, as the legal standards relating to the validity, enforceability and scope of protection of patent and other IP rights are uncertain.

Any patents that are issued may subsequently be invalidated or otherwise limited, allowing other companies to develop offerings that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition. In addition, issuance of a patent does not guarantee that we have a right to practice the patented invention. Patent applications in the United States are typically not published until 18 months after filing or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that third parties do not have blocking patents that could be used to prevent us from marketing or practicing our patented software or technology.

Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our software is available. The laws of some foreign countries may not be as protective of IP rights as those in the United States (in particular, some foreign jurisdictions do not permit patent protection for software), and mechanisms for enforcement of IP rights may be inadequate. Additional uncertainty may result from changes to IP legislation enacted in the United States, including the recent America Invents Act, and other national governments and from interpretations of the IP laws of the United States and other countries by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our IP.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we endeavor to enter into non-disclosure agreements with our employees, licensees and others who may have access to this information, we cannot assure you that these agreements or other steps we have taken will prevent unauthorized use, disclosure or reverse engineering of our technology. Moreover, third parties may independently develop technologies or products that compete with ours, and we may be unable to prevent this competition.

We might be required to spend significant resources to monitor and protect our IP rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert counterclaims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially viable. Any litigation, whether or not resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business, operating results, financial condition and cash flows.

We may be subject to IP rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of IP rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their IP rights and to defend claims that may be brought against them. The litigation may involve patent holding companies or other adverse patent owners that have no relevant product revenues and against which our patents may therefore provide little or no deterrence. We have received, and may in the future receive, notices that claim we have misappropriated, misused, or infringed other parties’ IP rights, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of IP infringement claims.

There may be third-party IP rights, including issued or pending patents that cover significant aspects of our technologies or business methods. Any IP claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for the IP, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of our software and may be unable to compete effectively. Any of these results would adversely affect our business, operating results, financial condition and cash flows.

Risks Related to this Offering and Ownership of Our Common Stock

If we fail to make necessary improvements to address the material weakness in our internal control over financial reporting identified by our independent registered public accounting firm, we may not be able to report our financial results accurately and timely or prevent fraud, any of which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the trading price of our Common Stock to decline.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2019 and 2018, our independent registered public accounting firm identified in their reports to the Audit Committee that we had material weaknesses in our internal control over financial reporting due to (i) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both accounting principles generally accepted in the United States of America (“GAAP”) and SEC guidelines and (ii) inadequate segregation of duties. A material weakness is defined in the standards established by the Public Company Accounting Oversight Board (United States) as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Our management and independent registered public accounting firm did not and was not required to perform an evaluation of our internal control over financial reporting as of and for the year ended December 31, 2018 in accordance with the provisions of the JOBS Act. As of the period ended September 30, 2020, our Chief Executive Officer and Chief Financial Officer performed such an evaluation and concluded that our disclosure controls and procedures were ineffective as of the end of such period, which conclusion was based on the fact that as of the period ended September 30, 2020, the Company had insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both GAAP and SEC guidelines. In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2019, our independent registered public accounting firm identified in their report to the Audit Committee that we had a material weakness in our internal control over financial reporting due to insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both GAAP and SEC guidelines.

If we fail to further increase and maintain the number and expertise of our staff for our accounting and finance functions and to improve and maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately and prevent fraud. In addition, we cannot be certain that any such steps we undertake will successfully remediate such material weakness or that other material weaknesses and control deficiencies will not be discovered in the future. If our remediation efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately or on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause our stock price to decline. As a result of such failures, we could also become subject to investigations by Nasdaq, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, any of which could harm our reputation and financial condition and divert financial and management resources. Even if we are able to report our consolidated financial statements accurately and timely, if we do not make all the necessary improvements to address such material weakness, continued disclosure of our material weakness will be required in future filings with the SEC, which could reduce investor confidence in our reported results and cause our stock price to decline.

Our executive officers, directors and principal stockholders own a significant percentage of our Common Stock and will be able to exert significant control over matters subject to stockholder approval.

As of December 4, 2020, our directors, executive officers and holders of more than 5% of our Common Stock, together with their affiliates, beneficially own 24.5% of our outstanding shares of Common Stock, and three of our stockholders beneficially own approximately 9.9%, 7.4% and 7.2% of our outstanding shares of Common Stock, respectively. As a result, these stockholders have significant influence to determine the outcome of matters submitted to our stockholders for approval, including the ability to defeat the election of our directors, amend or prevent amendment of our certificate of incorporation, as amended, or bylaws or effect or prevent a change in corporate control, merger, consolidation, takeover or other business combination. In addition, any sale of a significant amount of our Common Stock held by our directors, executive officers and principal stockholders, or the possibility of such sales, could adversely affect the market price of our Common Stock. Management’s stock ownership may also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing any gains from our Common Stock.

We will have broad discretion as to any proceeds that we receive from the cash exercise by any holders of the Warrants, and we may not use the proceeds effectively.

We will not receive any of the proceeds from the sale of the Shares or Warrant Shares by the Selling Stockholders pursuant to this prospectus. We may receive up to $718,852.65 in aggregate gross proceeds from cash exercises of the Warrants, based on the per share exercise price of the Warrants, and to the extent that we receive such proceeds, we intend to use such proceeds for working capital and general corporate purposes. We have considerable discretion in the application of such proceeds. You will not have the opportunity, as part of your investment decision, to assess whether such proceeds are being used in a manner agreeable to you. You must rely on our judgment regarding the application of such proceeds, which may be used for corporate purposes that do not improve our profitability or increase the price of our shares of Common Stock. Such proceeds may also be placed in investments that do not produce income or that lose value. The failure to use such funds by us effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

Substantial future sales of shares of our Common Stock could cause the market price of our Common Stock to decline.

We expect that significant additional capital will be needed in the near future to continue our planned operations. Sales of a substantial number of shares of our Common Stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our Common Stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Common Stock.

Moreover, after this offering, holders of our warrants to purchase up to an aggregate of 7,337,199 shares of Common Stock (which includes holders of our warrants issued to investors in the June 2020 Offerings to purchase up to an aggregate of 4,315,000 shares of Common Stock, holders of warrants issued to the investor in the March 2020 Private Placement to purchase up to 227,679 shares of Common Stock and holders of warrants issued to the Selling Stockholders in the February 2020 Private Placement and in connection with the Settlement Agreement to purchase up to 327,437 shares of Common Stock) and the holder of 250,000 shares of our Series A Preferred Stock, or their respective transferees, will be entitled to specified rights with respect to the registration of the offer and sale of their respective shares of Common Stock underlying such securities under the Securities Act. On July 8, 2020, the Company filed a registration statement on Form S-1 with the SEC to register all of the shares of Common Stock issuable upon exercise of all of the warrants issued to investors in the June 2020 Offerings, which was declared effective by the SEC on July 22, 2020. Registration of the offer and sale of such shares of Common Stock under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. We have also registered all shares of Common Stock that we may issue under our LTIP. If any such additional shares of Common Stock are sold, or if it is perceived that they will be sold, in the public market, the market price of our Common Stock could decline.

A large number of shares may be sold in the market following this offering, which may significantly depress the market price of our Common Stock.

The Shares and Warrant Shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act. As a result, a substantial number of shares of our Common Stock may be sold in the public market following this offering. If there are significantly more shares of Common Stock offered for sale than buyers are willing to purchase, then the market price of our Common Stock may decline to a market price at which buyers are willing to purchase the offered Common Stock and sellers remain willing to sell our Common Stock.

We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing securities that would dilute the ownership of the Common Stock. Depending on the terms available to us, if these activities result in significant dilution, it may negatively impact the trading price of our shares of Common Stock.

We have financed our operations, and we expect to continue to finance our operations, acquisitions, if any, and the development of strategic relationships by issuing equity and/or convertible securities, which could significantly reduce the percentage ownership of our existing stockholders. Further, any additional financing that we secure may require the granting of rights, preferences or privileges senior to, or pari passu with, those of our Common Stock. Additionally, we may acquire other technologies or finance strategic alliances by issuing our equity or equity-linked securities, which may result in additional dilution. Any issuances by us of equity securities may be at or below the prevailing market price of our Common Stock and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our Common Stock to decline. We may also raise additional funds through the incurrence of debt or the issuance or sale of other securities or instruments senior to our shares of Common Stock. The holders of any securities or instruments we may issue may have rights superior to the rights of our common stockholders. If we experience dilution from issuance of additional securities and we grant superior rights to new securities over common stockholders, it may negatively impact the trading price of our shares of Common Stock.

We could issue “blank check” preferred stock without stockholder approval with the effect of diluting then current stockholder interests and impairing their voting rights; and provisions in our charter documents could discourage a takeover that stockholders may consider favorable.

Our certificate of incorporation, as amended, authorizes the issuance of up to 20,000,000 shares of “blank check” preferred stock with designations, rights and preferences as may be determined from time to time by our Board. 18,750,000 out of the 20,000,000 shares of preferred stock have not been designated. Our Board is empowered, without stockholder approval, to issue a series of preferred stock with dividend, liquidation, conversion, voting or other rights which could dilute the interest of, or impair the voting power of, our common stockholders. The issuance of a series of preferred stock could be used as a method of discouraging, delaying or preventing a change in control. For example, it would be possible for our Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our Company.

Neither we nor the Selling Stockholders have authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus and the registration statement of which this prospectus forms a part, including the documents incorporated by reference herein and therein. We may receive media coverage regarding our Company, including coverage that is not directly attributable to statements made by our officers, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers or employees. Neither we nor the Selling Stockholders have authorized any other party to provide you with information concerning us or this offering, and such recipients should not rely on this information.

General Risk Factors

Economic uncertainties or downturns, or political changes, could limit the availability of funds available to our customers and potential customers, which could materially adversely affect our business.

Current or future economic uncertainties or downturns could adversely affect our business and operating results. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political deadlock, natural catastrophes, warfare and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, could cause a decrease in funds available to our customers and potential customers and negatively affect the rate of growth of our business.

General worldwide economic uncertainty and political changes in the United States and elsewhere could impact our business. Such conditions may make it extremely difficult for our customers and us to forecast and plan future budgetary decisions or business activities accurately, and they could cause our customers to reevaluate their decisions to purchase our solutions, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times or as a result of political changes, our customers may tighten their budgets and face constraints in gaining timely access to sufficient funding or other credit, which could result in an impairment of their ability to make timely payments to us. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely affect our financial results.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry, or the impact of political changes. If the economic conditions of the general economy or industries in which we operate worsen from present levels, or if recent political changes result in less funding being available to purchase our solutions, our business, operating results, financial condition and cash flows could be adversely affected.

A decline in discretionary consumer spending may adversely affect our industry, our operations and ultimately our profitability.

Luxury products, such as speaker systems, TVs, game consoles and PCs, are discretionary purchases for consumers. Any reduction in consumer discretionary spending or disposable income may affect our industry significantly. Many economic factors outside of our control could affect consumer discretionary spending, including the financial markets, consumer credit availability, prevailing interest rates, energy costs, employment levels, salary levels, and tax rates. Any reduction in discretionary consumer spending could materially adversely affect our business and financial condition.

Consumer spending weakness could impact our revenue.

Weakness in general economic conditions may suppress consumer demand in our markets. Many of the products in which our technologies are incorporated are discretionary goods, such as home-theater systems. Weakness in general economic conditions may also lead to customers becoming delinquent on their obligations to us or being unable to pay, resulting in a higher level of write-offs. Economic conditions may impact the amount businesses spend on their speaker systems. Weakness in economic conditions could lessen demand for our products and negatively affect our revenue.

We face intense competition in our industry, and we may not be able to compete successfully in our target markets.

The digital audio, consumer electronics and entertainment markets are characterized by intense competition, subject to rapid change, and are significantly affected by new product introductions and other market activities of industry participants. Our competitors include many large domestic and international companies that have substantially greater financial, technical, marketing, distribution and other resources, greater name recognition, a longer operating history, broader product lines, lower cost structures and longer-standing relationships with customers and suppliers than we do. As a result, our competitors may be able to respond better to new or emerging technologies or standards and to changes in customer requirements.

Further, some of our competitors are in a better financial and marketing position from which to influence industry acceptance of a particular product standard or a competing technology than we are. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be in a position to deliver competitive products at a lower price than we can, along with the potential to conduct strategic acquisitions, joint ventures, subsidies and lobbying industry and government standards, hire more experienced technicians, engineers and research and development teams than we can. As a result, we may not be able to compete effectively against any of these organizations.

Our ability to compete in our current target markets and future markets will depend in large part on our ability to successfully develop, introduce and sell new and enhanced products or technologies on a timely and cost-effective basis and to respond to changing market requirements. We expect our competitors to continue to improve the performance of their current products and potentially reduce their prices. In addition, our competitors may develop future generations and enhancements of competitive products or new or enhanced technologies that may offer greater performance and improved pricing or render our technologies obsolete. If we are unable to match or exceed the improvements made by our competitors, our market position and prospects could deteriorate and our net product sales could decline.

If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely affected.

Our future success depends in part on our ability to identify, attract, integrate and retain highly skilled technical, managerial, sales and other personnel. We face intense competition for qualified individuals from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, our business will be adversely affected.

Volatility or lack of positive performance in our share price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of Common Stock or warrants to purchase Common Stock. Employees may be more likely to leave us if the shares they own or the shares underlying their vested warrants have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the warrants, or, conversely, if the exercise prices of the warrants that they hold are significantly above the market price of our Common Stock. If we are unable to appropriately incentivize and retain our employees through equity compensation, or if we need to increase our compensation expenses in order to appropriately incentivize and retain our employees, our business, operating results and financial condition would be adversely affected.

We may be subject to litigation for a variety of claims, which could adversely affect our results of operations, harm our reputation or otherwise negatively impact our business.

We may be subject to litigation for a variety of claims arising from our normal business activities. These may include claims, suits, and proceedings involving labor and employment, wage and hour, commercial and other matters. The outcome of any litigation, regardless of its merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. Any adverse determination related to litigation could adversely affect our results of operations, harm our reputation or otherwise negatively impact our business. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows or both.

Changes in financial accounting standards may cause adverse and unexpected revenue fluctuations and impact our reported results of operations.

A change in accounting standards or practices could harm our operating results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may harm our operating results or the way we conduct our business.

The market price for our Common Stock is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, and lack of profits, which could lead to wide fluctuations in our share price. You may be unable to sell your shares of Common Stock at or above the offering price of the Shares, which may result in substantial losses to you.

The market for our Common Stock is characterized by significant price volatility when compared to the shares of larger, more established companies that have large public floats, and we expect that our share price will continue to be more volatile than the shares of such larger, more established companies for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our Common Stock is, compared to the shares of such larger, more established companies, sporadically and thinly traded. The price for our Common Stock could, for example, decline precipitously in the event that a large number of our Common Stock is sold on the market without commensurate demand. Secondly, we are a speculative or “risky” investment due to our lack of profits to date. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares of Common Stock on the market more quickly and at greater discounts than would be the case with the stock of a larger, more established company that has a large public float. Many of these factors are beyond our control and may decrease the market price of our Common Stock regardless of our operating performance.

If and when a larger trading market for our Common Stock develops, the market price of our Common Stock is still likely to be highly volatile and subject to wide fluctuations, and you may be unable to resell your shares at or above the offering price of the Shares.

The market price of our Common Stock may be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including, but not limited to:

●	variations in our revenues and operating expenses;

●	actual or anticipated changes in the estimates of our operating results or changes in stock market analyst recommendations regarding our Common Stock, other comparable companies or our industry generally;

●	market conditions in our industry, the industries of our customers and the economy as a whole;

●	actual or expected changes in our growth rates or our competitors’ growth rates;

●	developments in the financial markets and worldwide or regional economies;

●	announcements of innovations or new products or services by us or our competitors;

●	announcements by the government relating to regulations that govern our industry;

●	sales of our Common Stock or other securities by us or in the open market;

●	changes in the market valuations of other comparable companies; and

●	other events or factors, many of which are beyond our control, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, such as the recent outbreak of COVID-19, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States or elsewhere, could disrupt our operations, disrupt the operations of our suppliers or result in political or economic instability.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our Common Stock could decline for reasons unrelated to our business, financial condition or operating results. The trading price of our shares of Common Stock might also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. Each of these factors, among others, could harm the value of your Shares. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, operating results and financial condition.

Sales of a significant number of shares of our Common Stock in the public markets or significant short sales of our Common Stock, or the perception that such sales could occur, could depress the market price of our Common Stock and impair our ability to raise capital.

Sales of a substantial number of shares of our Common Stock or other equity-related securities in the public markets, could depress the market price of our Common Stock. If there are significant short sales of our Common Stock, the price decline that could result from this activity may cause the share price to decline more so, which, in turn, may cause long holders of the Common Stock to sell their shares, thereby contributing to sales of Common Stock in the market. Such sales also may impair our ability to raise capital through the sale of additional equity securities in the future at a time and price that our management deems acceptable, if at all.

The requirements of being a U.S. public company may strain our resources and divert management’s attention.

As a U.S. public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and the registration statement of which this prospectus forms a part, as well as in filings required of a public company, our business and financial condition is more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert resources of our management and harm our business and operating results.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Common Stock may depend in part on the research and reports that securities or industry analysts may publish about us or our business, our market and our competitors. We do not have any control over such analysts. If one or more such analysts downgrade or publish a negative opinion of our Common Stock, our share price would likely decline. If analysts do not cover our Company or do not regularly publish reports on us, we may not be able to attain visibility in the financial markets, which could have a negative impact on our share price or trading volume.

We do not intend to pay dividends on our Common Stock for the foreseeable future.

We have never declared or paid any cash dividends on our Common Stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our Board. Accordingly, investors must rely on sales of their Common Stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

If we are unable to maintain compliance with all applicable continued listing requirements and standards of Nasdaq, our Common Stock could be delisted from Nasdaq.

Our Common Stock is currently listed on Nasdaq. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with the applicable listing standards.

In the event that our Common Stock is delisted from Nasdaq and is not eligible for quotation on another market or exchange, trading of our common stock could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Common Stock, and it would likely be more difficult to obtain coverage by securities analysts and the news media, which could cause the price of our Common Stock to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange.

In the event that our Common Stock is delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in shares of our Common Stock because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our shares of Common Stock have in the past constituted, and may again in the future constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in shares of our Common Stock, which could severely limit the market liquidity of such shares of Common Stock and impede their sale in the secondary market.

A U.S. broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

Stockholders should be aware that, according to the SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

FEBRUARY 2020 PRIVATE PLACEMENT SETTLEMENT

As previously disclosed in the Current Report on the Form 8-K filed on March 3, 2020 with the SEC, on February 28, 2020, we completed the February 2020 Private Placement of $835,000 of units (the “Units”), which consisted of an aggregate of (i) 1,821,030 shares (“Original Shares”) of the Company’s Common Stock (or 91,062 Original Shares after giving effect to the Company’s one-for-twenty reverse stock split, effective on April 9, 2020 (the “Reverse Split”)), and (ii) warrants to purchase up to an aggregate of 910,509 shares of Common Stock (“Original Warrants”) (or up to an aggregate of 45,534 shares of Common Stock after giving effect to the Reverse Split), which Units were issued to the Selling Stockholders at a price per Unit of $0.4585 (or $9.17 per Unit after giving effect to the Reverse Split) pursuant to certain Unit Purchase Agreement, dated February 4, 2020 and certain Subscription Agreement, dated February 28, 2020 by and among the Company and the Selling Stockholders (collectively with other related transaction documents, the “Original Agreements”).

On November 9, 2020, in order to resolve a dispute between the Selling Stockholders and the Company regarding certain registration rights in connection with the Original Agreements, we entered into a Settlement Agreement with each of the Selling Stockholders, pursuant to which (i) we and the Selling Stockholders agreed to amend the Original Warrants to provide for the purchase of one additional share of Common Stock for each share of Common Stock available under the Original Warrants, (ii) we and the Selling Stockholders agreed to amend the Original Warrants to reduce the exercise price to $2.55, and (iii) we agreed to issue an additional 236,375 shares of Common Stock and common stock purchase warrants to purchase up to an aggregate of 236,369 shares of Common Stock. As consideration for the foregoing, the Selling Stockholders agreed to release any and all claims they may have against us, including, but not limited to, claims arising in connection with any shares of Common Stock, Original Warrants, and Amended Warrants held by the Selling Stockholders.

In connection with the Settlement Agreement, on November 9, 2020, we also entered into (i) a registration rights agreement with the Selling Stockholders, pursuant to which we agreed within 45 days of the date of the Settlement Agreement to file with the SEC a registration statement on Form S-3 (or other applicable registration statement under the Securities Act of 1933, as amended) covering the resale of all the Additional Warrant Shares, the Settlement Shares and the Settlement Warrant Shares; and (ii) a leak-out agreement with each Selling Stockholder (the “Leak-Out Agreements”), pursuant to which each Selling Stockholder is not permitted to sell more than 10% of the number of shares of Common Stock held by such Selling Stockholder in any trading day, commencing on November 9, 2020 (the date of the Leak-Out Agreements) and ending on the date on which each of such Selling Stockholder no longer holds any Settlement Shares.

The exercise of the Amended Warrants and Settlement Warrants are subject to beneficial ownership limitations such that each holder of such Warrant may exercise it to the extent that such exercise would result in such holder being the beneficial owner in excess of 4.99% (or, upon election of such holder, 9.99%), which beneficial ownership limitation may be increased or decreased up to 9.99% upon notice to us, provided that any increase in such limitation will not be effective until 61 days following notice to us.

SELLING STOCKHOLDERS

The shares of Common Stock being offered by the Selling Stockholders include (i) the Shares issued to the Selling Stockholders and (ii) the Warrant Shares issuable upon exercise of all of the Warrants. We are registering the Shares and Warrant Shares in order to permit the Selling Stockholders to offer such shares for resale from time to time.

The following table sets forth certain information with respect to each Selling Stockholder, including (i) the shares of Common Stock beneficially owned by the Selling Stockholder prior to this offering, (ii) the number of Shares and Warrant Shares being offered by the Selling Stockholder pursuant to this prospectus and (iii) the Selling Stockholder’s beneficial ownership after completion of this offering. The registration of the Shares and the Warrant Shares does not necessarily mean that the Selling Stockholders will sell all or any of such shares of Common Stock, but the number of shares of Common Stock and percentages set forth in the final two columns below assume that all shares of Common Stock being offered by the Selling Stockholders are sold. The final two columns also assume the exercise of all of the Warrants held by the Selling Stockholders as of December 4, 2020, without regard to any limitations on exercise described in this prospectus or in the Warrants. See “Plan of Distribution.”

The table is based on information supplied to us by the Selling Stockholders, with beneficial ownership and percentage ownership determined in accordance with the rules and regulations of the SEC, and includes voting or investment power with respect to shares of Common Stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares of Common Stock beneficially owned by a Selling Stockholder and the percentage ownership of that Selling Stockholder, shares of Common Stock subject to warrants held by that Selling Stockholder that are exercisable for shares of Common Stock within 60 days after July 10, 2020, are deemed outstanding. Such shares of Common Stock, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other stockholder.

This prospectus covers the resale of up to an aggregate of 518,278 shares of Common Stock that may be sold or otherwise disposed of by the Selling Stockholders. 236,375 Shares are currently held by the Selling Stockholders and up to 281,903 Warrant Shares are issuable to the Selling Stockholders upon the exercise of the Warrants. The Warrants are immediately exercisable on the date of their issuance at an exercise price of $2.55 per share and expire five (5) years from the date on which they became exercisable. See “February 2020 Private Placement Settlement” in this prospectus for further details relating to the Shares, the Warrant Shares and the Warrants.

	Number of Shares of Common Stock Beneficially Owned Prior to Offering(1)		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus(2)	Number of Shares of Common Stock Beneficially Owned After Offering(3)	Percentage Beneficially Owned After Offering(3)
Archero 2020 LLC (4)	19,608	(4)	15,517	4,091	*
James L. Bellis Jr.	11,816	(5)	9,312	2,504	*
John B. de Grandpre Jr.	38,966	(6)	30,839	8,127	*
John Digregorio and Mary Jacquline Martinez Digregorio JTWROS	17,256	(7)	13,656	3,600	*
C. Finnegan Faldi	19,608	(8)	15,517	4,091	*
Fuhrman Family Trust (9)	16,472	(9)	13,036	3,436	*
Scott J. Fuhrman - IRA (10)	38,571	(10)	13,036	25,535	*
Gary M. Gibson and Robin Gibson	78,432	(11)	62,073	16,359	*
Harvard Home Mortgage, Inc. (12)	58,824	(12)	46,555	12,269	*
Peter L. Herner	19,608	(13)	15,517	4,091	*
Jabco LP (14)	81,678	(14)	64,247	17,431	*
Douglas J. Jensen	78,432	(15)	62,072	16,360	*
Jacqueline Anne Matera	8,118	(16)	6,424	1,694	*
Joshua A. McCoy	79,230	(17)	62,706	16,524	*
Matthew P. McMahon	78,432	(18)	62,073	16,359	*
Jameson P. Stull	16,236	(19)	12,849	3,387	*
Nishan Vartanian	19,986	(20)	12,849	7,137	*
TOTAL	681,273		518,278	162,995	*

*Less than 1%

(1)

All of the Warrants that are exercisable for the Warrant Shares offered hereby contain certain beneficial ownership limitations, which provide that a holder of the Warrants will not have the right to exercise any portion of its Warrants if such holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of our Common Stock outstanding immediately after giving effect to such exercise, provided that upon at least 61 days’ prior notice to us, a holder may increase or decrease such limitation up to a maximum of 9.99% of the number of shares of Common Stock outstanding (such limitation, a “Beneficial Ownership Limitation”). As a result, the number of shares of Common Stock reflected in this column as beneficially owned by each Selling Stockholder includes (a) any outstanding shares of Common Stock held by such Selling Stockholder, and (b) if any, the number of shares of Common Stock subject to the Warrants exercisable for the Warrant Shares offered hereby and any other warrants that may be held by such Selling Stockholder, in each case which such Selling Stockholder has the right to acquire as of December 4, 2020 or within 60 days thereafter and without it or any of its affiliates beneficially owning more than 4.99% of the number of outstanding shares of Common Stock as of December 4, 2020.

(2)	Represents the total number of Shares and Warrant Shares owned by each of the Selling Stockholders, assuming full exercise of the Warrants offered hereby.
(3)	The number of shares owned and the percentage of beneficial ownership after this offering set forth in these columns are based on 8,340,653 shares of Common Stock outstanding on December 4, 2020, which includes 7,822,375 shares of Common Stock outstanding as of such date and assumes the sale of all 236,375 Shares and full exercise of the Warrants that are exercisable for the 281,903 Warrant Shares offered hereby. The calculation of beneficial ownership reported in such columns takes into account the effect of the Beneficial Ownership Limitations in any warrants held by the Selling Stockholders after this offering.

(4)

Includes (i) 2,727 shares of Common Stock issued to such Selling Stockholder in the February 2020 Private Placement, (ii) Original Warrants to purchase up to 1,364 Original Warrant Shares issued in the February 2020 Private Placement, (iii) 7,077 Settlement Shares held by such Selling Stockholder, (iv) Amended Warrants to purchase up to 1,364 Amended Warrant Shares and (v) Settlement Warrants to purchase up to 7,076 Settlement Warrant Shares. Valerie Romero Foohey and Samuel J. Archer, the members of Archero 2020 LLC, share voting and investment power with respect to the Shares and Warrant Shares held by Archero 2020 LLC in this capacity. Each of Ms. Foohey and Mr. Archer disclaims beneficial ownership over such securities listed except to the extent of their respective pecuniary interest therein.

(5)

Includes (i) 50 shares of Common Stock, (ii) 1,636 shares of Common Stock issued to such Selling Stockholder in the February 2020 Private Placement and (ii) Original Warrants to purchase up to 818 Original Warrant Shares issued in the February 2020 Private Placement, (iii) 4,247 Settlement Shares held by such Selling Stockholder, (iv) Amended Warrants to purchase up to 818 Amended Warrant Shares and (v) Settlement Warrants to purchase up to 4,247 Settlement Warrant Shares.

(6)

Includes (i) 5,418 shares of Common Stock issued to such Selling Stockholder in the February 2020 Private Placement , (ii) Original Warrants to purchase up to 2,709 Original Warrant Shares issued in the February 2020 Private Placement, (iii) 14,065 Settlement Shares held by such Selling Stockholder, (iv) Amended Warrants to purchase up to 2,709 Amended Warrant Shares and (v) Settlement Warrants to purchase up to 14,065 Settlement Warrant Shares.

(7)

Includes (i) 2,400 shares of Common Stock issued to such Selling Stockholder in the February 2020 Private Placement, (ii) Original Warrants to purchase up to 1,200 Original Warrant Shares issued in the February 2020 Private Placement, (iii) 6,228 Settlement Shares held by such Selling Stockholder, (iv) Amended Warrants to purchase up to 1,200 Amended Warrant Shares and (v) Settlement Warrants to purchase up to 6,228 Settlement Warrant Shares.

(8)

Includes (i) 2,727 shares of Common Stock issued to such Selling Stockholder in the February 2020 Private Placement, (ii) Original Warrants to purchase up to 1,364 Original Warrant Shares issued in the February 2020 Private Placement, (iii) 7,077 Settlement Shares held by such Selling Stockholder, (iv) Amended Warrants to purchase up to 1,364 Amended Warrant Shares and (v) Settlement Warrants to purchase up to 7,076 Settlement Warrant Shares.

(9)	Includes (i) 2,291 shares of Common Stock issued to such Selling Stockholder in the February 2020 Private Placement, (ii) Original Warrants to purchase up to 1,145 Original Warrant Shares issued in the February 2020 Private Placement, (iii) 5,946 Settlement Shares held by such Selling Stockholder, (iv) Amended Warrants to purchase up to 1,145 Amended Warrant Shares and (v) Settlement Warrants to purchase up to 5,946 Settlement Warrant Shares. Howard D. Furhman, the trustee of the Fuhrman Family Trust, has the voting and investment power with respect to the Shares and Warrant Shares held by the Fuhrman Family Trust. Mr. Fuhrman disclaims beneficial ownership over such securities listed except to the extent of his pecuniary interest therein.

(10)

Includes (i) 22,099 shares of Common Stock, (ii) 2,291 shares of Common Stock issued to such Selling Stockholder in the February 2020 Private Placement, (iii) Original Warrants to purchase up to 1,145 Original Warrant Shares issued in the February 2020 Private Placement, (iii) 5,946 Settlement Shares held by such Selling Stockholder, (iv) Amended Warrants to purchase up to 1,145 Amended Warrant Shares and (v) Settlement Warrants to purchase up to 5,946 Settlement Warrant Shares. Scott J. Furhman, the account holder of the Scott J. Fuhrman - IRA, has the power to vote and dispose of the Shares and Warrant Shares held by the Scott J. Fuhrman - IRA and may be deemed to be the beneficial owner of such shares of Common Stock, Shares and Warrant Shares.

(11)	Includes (i) 10,906 shares of Common Stock issued to such Selling Stockholder in the February 2020 Private Placement,(ii) Original Warrants to purchase up to 5,453 Original Warrant Shares issued in the February 2020 Private Placement, (iii) 28,310 Settlement Shares held by such Selling Stockholder, (iv) Amended Warrants to purchase up to 5,453 Amended Warrant Shares and (v) Settlement Warrants to purchase up to 28,310 Settlement Warrant Shares.

(12)	Includes (i) 8,179 shares of Common Stock issued to such Selling Stockholder in the February 2020 Private Placement, (ii) Original Warrants to purchase up to 4,090 Original Warrant Shares issued in the February 2020 Private Placement, (iii) 21,233 Settlement Shares held by such Selling Stockholder, (iv) Amended Warrants to purchase up to 4,090 Amended Warrant Shares and (v) Settlement Warrants to purchase up to 21,232 Settlement Warrant Shares. Gary Hart, the president and sole stockholder of Harvard Home Mortgage, Inc., has the power to vote and dispose of the Shares and Warrant Shares held by Harvard Home Mortgage, Inc. and may be deemed to be the beneficial owner of such Shares and Warrant Shares.

(13)	Includes (i) 2,727 shares of Common Stock issued to such Selling Stockholder in the February 2020 Private Placement, (ii) Original Warrants to purchase up to 1,364 Original Warrant Shares issued in the February 2020 Private Placement, (iii) 7,077 Settlement Shares held by such Selling Stockholder, (iv) Amended Warrants to purchase up to 1,364 Amended Warrant Shares and (v) Settlement Warrants to purchase up to 7,076 Settlement Warrant Shares.

(14)	Includes (i) 500 shares of Common Stock, (ii) 11,287 shares of Common Stock issued to such Selling Stockholder in the February 2020 Private Placement, (ii) Original Warrants to purchase up to 5,644 Original Warrant Shares issued in the February 2020 Private Placement, (iii) 29,302 Settlement Shares held by such Selling Stockholder, (iv) Amended Warrants to purchase up to 5,644 Amended Warrant Shares and (v) Settlement Warrants to purchase up to 29,301 Settlement Warrant Shares. J. Geddes Parsons, the general partner of Jabco LP, has the voting and investment power with respect to the Shares and Warrant Shares held by the Jabco LP. Mr. Parsons disclaims beneficial ownership over such securities listed except to the extent of his pecuniary interest therein.

(15)	Includes (i) 10,906 shares of Common Stock issued to such Selling Stockholder in the February 2020 Private Placement, (ii) Original Warrants to purchase up to 5,454 Original Warrant Shares issued in the February 2020 Private Placement, (iii) 28,310 Settlement Shares held by such Selling Stockholder, (iv) Amended Warrants to purchase up to 5,454 Amended Warrant Shares and (v) Settlement Warrants to purchase up to 28,308 Settlement Warrant Shares.

(16)	Includes (i) 1,129 shares of Common Stock issued to such Selling Stockholder in the February 2020 Private Placement, (ii) Original Warrants to purchase up to 565 Original Warrant Shares issued in the February 2020 Private Placement, (iii) 2,930 Settlement Shares held by such Selling Stockholder, (iv) Amended Warrants to purchase up to 565 Amended Warrant Shares and (v) Settlement Warrants to purchase up to 2,929 Settlement Warrant Shares.

(17)	Includes (i) 11,016 shares of Common Stock issued to such Selling Stockholder in the February 2020 Private Placement, (ii) Original Warrants to purchase up to 5,508 Original Warrant Shares issued in the February 2020 Private Placement, (iii) 28,599 Settlement Shares held by such Selling Stockholder, (iv) Amended Warrants to purchase up to 5,508 Amended Warrant Shares and (v) Settlement Warrants to purchase up to 28,599 Settlement Warrant Shares.

(18)	Includes (i) 10,906 shares of Common Stock issued to such Selling Stockholder in the February 2020 Private Placement, (ii) Original Warrants to purchase up to 5,453 Original Warrant Shares issued in the February 2020 Private Placement, (iii) 28,310 Settlement Shares held by such Selling Stockholder, (iv) Amended Warrants to purchase up to 5,453 Amended Warrant Shares and (v) Settlement Warrants to purchase up to 28,310 Settlement Warrant Shares.

(19)	Includes (i) 2,258 shares of Common Stock issued to such Selling Stockholder in the February 2020 Private Placement, (ii) Original Warrants to purchase up to 1,129 Original Warrant Shares issued in the February 2020 Private Placement, (iii) 5,860 Settlement Shares held by such Selling Stockholder, (iv) Amended Warrants to purchase up to 1,129 Amended Warrant Shares and (v) Settlement Warrants to purchase up to 5,860 Settlement Warrant Shares.

(20)	Includes (i) 3,750 shares of Common Stock, (ii) 2,258 shares of Common Stock issued to such Selling Stockholder in the February 2020 Private Placement, (iii) Original Warrants to purchase up to 1,129 Original Warrant Shares issued in the February 2020 Private Placement, (iii) 5,860 Settlement Shares held by such Selling Stockholder, (iv) Amended Warrants to purchase up to 1,129 Amended Warrant Shares and (v) Settlement Warrants to purchase up to 5,860 Settlement Warrant Shares.

Material Relationships with Selling Stockholders

Except for the ownership of the Shares and Warrants, the transactions contemplated by Original Agreements and the Settlement Agreements, and as disclosed in the section under “February 2020 Private Placement Settlement”, none of the Selling Stockholders have had any material relationship with us within the past three years.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the Shares or the Warrant Shares by the Selling Stockholders pursuant to this prospectus. We may receive up to $718,852.65 in aggregate gross proceeds from cash exercises of the Warrants, based on the per share exercise price of the Warrants. Any proceeds we receive from the exercise of the Warrants will be used for working capital and general corporate purposes. The Selling Stockholders will pay any agent’s commissions and expenses they incur for brokerage, accounting, tax or legal services or any other expenses that they incur in disposing of the shares of Common Stock. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of Common Stock covered by this prospectus and any prospectus supplement. These may include, without limitation, all registration and filing fees, SEC filing fees and expenses of compliance with state securities or “blue sky” laws.

We cannot predict when or if the Warrants will be exercised, and it is possible that the Warrants may expire and never be exercised. As a result, we may never receive meaningful, or any, cash proceeds from the exercise of the Warrants, and we cannot plan on any specific uses of any proceeds we may receive beyond the purposes described herein.

See “Plan of Distribution” elsewhere in this prospectus for more information.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their respective pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on any trading market, stock exchange or other trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales;
•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities covered hereby, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. We are requesting that each Selling Stockholder inform us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. We will pay certain fees and expenses incurred by us incident to the registration of the securities.

Because the Selling Stockholders may be deemed to be an “underwriter” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. We are requesting that each Selling Stockholder confirm that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the Selling Stockholder.

We intend to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and are informing the Selling Stockholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITY

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by Sullivan &Worcester LLP of New York, New York.

EXPERTS

The consolidated financial statements of Summit Wireless Technologies, Inc. as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2019, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-3 filed under the Securities Act. As permitted by the SEC’s rules, this prospectus and any prospectus supplement, which form a part of the registration statement, do not contain all the information that is included in the registration statement. You will find additional information about us in the registration statement and its exhibits. Any statements made in this prospectus or any prospectus supplement concerning legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. We are subject to the information reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.summitwireless.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our Common Stock in this offering.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC permits us to “incorporate by reference” into this prospectus the information contained in documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Information that we file later with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC and incorporate by reference in this prospectus, except as superseded, supplemented or modified by this prospectus, the documents listed below (excluding those portions of any Current Report on Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 25, 2020;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2020, filed with the SEC on May 27, 2020, Amendment No. 1 to our Quarterly Report on Form 10-Q/A, filed with the SEC on June 18, 2020, our Quarterly Report on Form 10-Q for the three months ended June 30, 2020, filed with the SEC on August 13, 2020 and our Quarterly Report on Form 10-Q for the three months ended September 30, 2020, filed with the SEC on November 10, 2020;

•	our Definitive Proxy Statement on Schedule 14A for our special meeting of stockholders held on March 31, 2020, filed with the SEC on March 9, 2020;

•	our Current Reports on Forms 8-K and 8-K/A filed with the SEC on February 12, 2020, March 3, 2020, March 26, 2020, April 3, 2020; April 8, 2020, April 21, 2020, April 24, 2020, May 7, 2020, May 11, 2020, May 11, 2020, May 18, 2020, May 18, 2020, June 5, 2020, June 8, 2020, June 10, 2020, June 11, 2020, June 23, 2020, June 24, 2020, July 27, 2020 and October 23, 2020 ; and

•	our registration statement on Form 8-A filed with the SEC on July 25, 2018.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof but before the completion or termination of this offering (excluding any information not deemed “filed” with the SEC). Any statement contained in a previously filed document is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in a subsequently filed document incorporated by reference herein modifies or supersedes the statement, and any statement contained in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in a subsequently filed document incorporated by reference herein modifies or supersedes the statement.

We will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein, including exhibits. Requests should be directed to:

Summit Wireless Technologies, Inc.

6840 Via Del Oro Ste. 280

San Jose, CA 95119

(408) 627-4716

info@summitwireless.com

Copies of these filings are also available on our website at www.summitwireless.com. For other ways to obtain a copy of these filings, please refer to “Where You Can Find More Information” above.

Summit Wireless Technologies, Inc.

236,375 Shares of Common Stock

Up to 281,903 Shares of Common Stock underlying Warrants

PROSPECTUS

The date of this prospectus is      , 2020.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by the registrant. All of such fees and expenses, except for the SEC registration fee, are estimated:

SEC registration fee	$147.16
Transfer agent and registrar fees and expenses	$1,500.00
Legal fees and expenses	$15,000.00
Printing fees and expenses	$2,000.00
Accounting fees and expenses	$7,000.00
Miscellaneous fees and expenses	$1,000.00
Total	$26,647.16

Item 15. Indemnification of Officers and Directors.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

We have entered into indemnification agreements with certain of our executive officers and directors pursuant to which we have agreed to indemnify such persons against all expenses and liabilities incurred or paid by such person in connection with any proceeding arising from the fact that such person is or was an officer or director of our company, and to advance expenses as incurred by or on behalf of such person in connection therewith.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, as amended, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

See “Item 17. Undertakings” for a description of the SEC’s position regarding such indemnification provisions.

Item 16. Exhibits.

The list of exhibits in the Exhibit Index to this registration statement is incorporated herein by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)	That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424 (b)(3) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424 (b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933, as amended, shall be deemed to be part of and included in the registration statement as of the earlier of the date such prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser;

(6)	That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(7)	To supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering;

(8)	To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Trust Indenture Act; and

(9)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on December 7, 2020.

SUMMIT WIRELESS TECHNOLOGIES, INC.

By:	/s/ Brett Moyer
Brett Moyer
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints Brett Moyer and George Oliva, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his or her name, place and stead, and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration statement, any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorneys-in-fact and agents, and each of them, or any substitute or substitutes for each of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons in the capacities and on the dates indicated have signed this registration statement below.

Signature	Title	Date

/s/ Brett Moyer	President and Chief Executive Officer and Chairman of the Board (principal executive officer)	December 7, 2020
Brett Moyer

/s/ George Oliva	Chief Financial Officer (principal financial officer)	December 7, 2020
George Oliva

/s/ Gary Williams	Chief Accounting Officer (principal accounting officer)	December 7, 2020
Gary Williams

/s/ Jonathan Gazdak	Director	December 7, 2020
Jonathan Gazdak

/s/ Dr. Jeffrey M. Gilbert	Director	December 7, 2020
Dr. Jeffrey M. Gilbert

/s/ Helge Kristensen	Director	December 7, 2020
Helge Kristensen

/s/ Sri Peruvemba	Director	December 7, 2020
Sri Peruvemba

/s/ Robert Tobias	Director	December 7, 2020
Robert Tobias

/s/ Michael Howse	Director	December 7, 2020
Michael Howse

/s/ Lisa Cummins	Director	December 7, 2020
Lisa Cummins

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Certificate of Conversion of Summit Semiconductor, Inc. (2)

2.2	Plan of Conversion of Summit Semiconductor, Inc. (2)

3.1(i)	Certificate of Incorporation of Summit Semiconductor, Inc. (1)

3.1(ii)	Certificate of Amendment to Certificate of Incorporation of Summit Semiconductor, Inc. (3)

3.1(iii)	Certificate of Amendment to Certificate of Incorporation of Summit Semiconductor, Inc. (4)

3.1(iv)	Form of Certificate of Designations of the Preferences, Rights and Limitations of the Series A 8% Senior Convertible Preferred Stock. (10)

3.1(v)	Certificate of Amendment to Certificate of Incorporation of Summit Semiconductor, Inc. (12)

3.2(i)	Bylaws of Summit Semiconductor, Inc. (1)

4.1	Form of Common Stock Certificate. (6)

4.2	Form of Common Stock Purchase Warrant issued to holders of Series D 15% Original Issue Discount Senior Secured Convertible Promissory Notes. (1)

4.3	Form of Amended and Restated Common Stock Purchase Warrant issued to holder of Series E Senior Secured Original Issue Discount Convertible Notes. (6)

4.4	Form of Common Stock Purchase Warrant issued to holder of Series E Senior Secured Original Issue Discount Convertible Notes. (6)

4.5	Form of Common Stock Purchase Warrant issued to holders of Series F Senior Secured 15% Convertible Notes. (1)

4.6	Form of Common Stock Purchase Warrant issued to holders of Series G 15% Original Issue Discount Senior Secured Promissory Notes in June 2018. (1)

4.7	Form of Common Stock Purchase Warrant issued to holders of Series G 20% Original Issue Discount Senior Secured Promissory Notes in July 2018. (2)

4.8	Amended and Restated Common Stock Purchase Warrant to purchase shares of Common Stock issued to Michael Howse on December 27, 2018. (6)

4.9	Amended and Restated Common Stock Purchase Warrant to purchase shares of Common Stock issued to Michael Howse on December 27, 2018. (6)

4.10	Form of Common Stock Purchase Warrant issued to holder of Series A 8% Senior Convertible Preferred Stock. (7)

4.11	Form of Pre-Funded Common Stock Purchase Warrant. (8)

4.12	Form of Amendment No. 1 to Series F Common Stock Purchase Warrant. (8)

4.13	Form of Common Stock Purchase Warrant, dated February 2020. (9)

4.14	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934. (10)

4.15	Form of Senior Secured Convertible Instrument, dated March 2020. (11)

4.16	Form of Common Stock Purchase Warrant, dated March 2020. (11)

4.17	Form of Placement Agent Warrant, dated March 2020. (11)

4.18	Form of Common Stock Purchase Warrant. (15)

4.19	Form of Common Stock Purchase Warrant. (16)

4.20	Form of Amendment to Common Stock Purchase Warrant. (17)

4.21	Form of Common Stock Purchase Warrant. (17)

5.1*	Opinion of Sullivan & Worcester LLP.

10.1	Summit Semiconductor, Inc. 2018 Long-Term Stock Incentive Plan. (1)

10.2	Form of Restricted Stock Agreement for Directors under the Summit Semiconductor, Inc. 2018 Long-Term Stock Incentive Plan. (1)

10.3	Form of Restricted Stock Agreement for Employees under the Summit Semiconductor, Inc. 2018 Long-Term Stock Incentive Plan. (1)

10.4	Form of Indemnity Agreement by and between Summit Semiconductor, Inc., and each of its directors and executive officers. (1)

10.5	Employment Agreement between FOCUS Enhancements, Inc. and Brett Moyer, dated August 6, 2002. (1)

10.6	First Amendment to Employment Agreement by and between Summit Semiconductor, LLC and Brett Moyer, effective May 2, 2011. (1)

10.7	Executive Employment Agreement between FOCUS Enhancements, Inc. and Gary Williams, dated May 28, 2004. (1)

10.8	First Amendment to Executive Employment Agreement by and between Summit Semiconductor, LLC and Gary Williams, effective May 2, 2011. (1)

10.9	Offer Letter from Summit Semiconductor, Inc. to Michael Howse, dated April 6, 2018. (1)

10.10	Amendment to Agreement, effective as of December 27, 2018, between Summit Wireless Technologies, Inc. and Michael Howse. (6)

10.11	Deferred Shares Agreement, entered into as of January 4, 2019, between Summit Wireless Technologies, Inc. and Michael Howse. (6)

10.12	Lease Agreement by and between Amberglen, LLC and Summit Semiconductor, Inc., dated June 11, 2015, as amended. (1)

10.13	First Amendment to Lease Agreement by and between Amberglen, LLC and Summit Semiconductor, Inc., dated July 31, 2018. (6)

10.14	Form of Securities Purchase Agreement between Summit Semiconductor, LLC and the purchasers of Series D 15% Original Issue Discount Senior Secured Convertible Promissory Notes. (1)

10.15	Form of Amendment to Series D Transaction Documents. (1)

10.16	Form of Securities Purchase Agreement by and among Summit Semiconductor, LLC and the purchasers of Series E Senior Secured Original Issue Discount Convertible Notes. (1)

10.17	Form of Consent, Amendment and Termination Agreement by and among Summit Semiconductor, LLC and certain purchasers of Series D 15% Original Issue Discount Senior Secured Convertible Promissory Notes on November 18, 2016. (1)

10.18	Form of Consent, Amendment and Termination Agreement by and among Summit Semiconductor, LLC and certain purchasers of Series D 15% Original Issue Discount Senior Secured Convertible Promissory Notes on November 30, 2016. (1)

10.19	Management Rights Letter, dated May 17, 2017, between Summit Semiconductor, LLC and MARCorp Signal, LLC. (1)

10.20	Settlement Agreement, dated July 25, 2018, between Summit Semiconductor, Inc. and MARCorp Signal, LLC. (5)

10.21	Form of Securities Purchase Agreement by and among Summit Semiconductor, LLC and the purchasers of Series F Senior Secured 15% Convertible Notes. (1)

10.22	Form of Amendment to Series F Transaction Documents. (2)

10.23	Form of Series G Subscription Agreement by and among Summit Semiconductor, Inc. and the purchasers of Series G 15% Original Issue Discount Senior Secured Promissory Notes. (1)

10.24	Form of Amendment to Series G Transaction Documents. (1)

10.25	Form of Securities Purchase Agreement, dated April 18, 2019, by and among Summit Wireless Technologies, Inc. and certain purchasers of Series A 8% Senior Convertible Preferred Stock. (10)

10.26	Form of Series F Warrant Amendment and Exercise Agreement by and between the Company and each of the Medalist Funds. (8)

10.27	Form of Series G Warrant Amendment and Exercise Agreement by and between the Company and each of the Medalist Funds. (8)

10.28	Form of Warrant Amendment and Exercise Agreement by and between the Company and certain other holders of the Company’s common stock purchase warrants. (8)

10.29	Form of Warrant Settlement Agreement by and between the Company and certain holders of the Company’s common stock purchase warrants. (8)

10.30	Form of Warrant Settlement Agreement by and between the Company and the Medalist Funds. (8)

10.31	Amended and Restated Offer Letter from Summit Wireless Technologies, Inc. to George Oliva, dated October 4, 2019. (10)

10.32	Form of Unit Purchase Agreement, dated February 2020, by and among the Company and the purchasers signatory thereto. (9)

10.33	Form of Subscription Agreement, dated February 2020, by and among the Company and the purchasers signatory thereto. (9)

10.34	Form of Securities Purchase Agreement, dated March 2020, by and between the Company and the Investor. (11)

10.35	Form of Security Agreement, dated March 2020, by and between the Company and the Investor. (11)

10.36	Form of Security Agreement, dated March 2020, by and between WiSA and the Investor. (11)

10.37	Form of Trademark Security Agreement, dated March 2020, by and between the Company and the Investor. (11)

10.38	Form of Trademark Security Agreement, dated March 2020, by and between WiSA and the Investor. (11)

10.39	Form of Patent Security Agreement, dated March 2020, between the Company and the Investor. (11)

10.40	Form of Pledge Agreement, dated March 2020, between the Company, WiSA and the Investor. (11)

10.41	Form of Guaranty, dated March 2020. (11)

10.42	Paycheck Protection Program Promissory Note and Agreement, dated May 3, 2020, by and between Wells Fargo Bank, National Association and Summit Wireless Technologies, Inc. (13)

10.43	Settlement Agreement and Release, dated May 14, 2020, by and between the Company and Alexander Capital, L.P.(14)

10.44	Leak-Out Agreement, dated May 14, 2020, by and between the Company and Alexander Capital, L.P.(14)

10.45	Placement Agency Agreement, dated June 4, 2020, by and between the Company and Maxim Group LLC. (15)

10.46	Form of Securities Purchase Agreement, dated as of June 4, 2020, by and between the Company and the Investors. (15)

10.47	Placement Agency Agreement, dated June 9, 2020, by and between the Company and Maxim Group LLC. (16)

10.48	Form of Securities Purchase Agreement, dated as of June 9, 2020, by and between the Company and the Investors. (16)

10.49	Form of Settlement and Release Agreement, dated November 9, 2020, by and among the Company and each Holder. (17)

10.50	Form of Registration Rights Agreement, dated November 9, 2020, by and among the Company and the Holders. (17)

10.51	Form of Leak-Out Agreement, dated November 9, 2020, by and between the Company and each Holder. (17)

10.52	Lease Agreement by and between Portland 2 LLC and the Company, dated August 18, 2020. (17)

10.53	Summit Wireless Technologies, Inc. 2020 Stock Incentive Plan. (19)

21.1	List of Subsidiaries. (18)

23.1*	Consent of BPM LLP.

23.2*	Consent of Sullivan & Worcester LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page of this registration statement).

*	Filed herewith.

(1)	Filed as an Exhibit to the Company’s Registration Statement on Form S-1/A (File No. 333-224267) with the SEC on July 2, 2018.

(2)	Filed as an Exhibit to the Company’s Registration Statement on Form S-1/A (File No. 333-224267) with the SEC on July 23, 2018.

(3)	Filed as an Exhibit to the Company’s Registration Statement on Form S-1/A (File No. 333-224267) with the SEC on July 25, 2018.

(4)	Filed as an Exhibit to the Company’s Current Report on Form 8-K with the SEC on September 14, 2018.

(5)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q with the SEC on November 15, 2018.

(6)	Filed as an Exhibit to the Company’s Annual Report on Form 10-K with the SEC on March 29, 2019.

(7)	Filed as an Exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-230952) with the SEC on April 19, 2019.

(8)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q with the SEC on November 14, 2019.

(9)	Filed as an Exhibit to the Company’s Current Report on Form 8-K with the SEC on March 3, 2020.

(10)	Filed as an Exhibit to the Company’s Annual Report on Form 10-K with the SEC on March 25, 2020.

(11)	Filed as an Exhibit to the Company’s Current Report on Form 8-K with the SEC on March 26, 2020.

(12)	Filed as an Exhibit to the Company’s Current Report on Form 8-K with the SEC on April 8, 2020.

(13)	Filed as an Exhibit to the Company’s Current Report on Form 8-K with the SEC on May 7, 2020.

(14)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q with the SEC on May 27, 2020.

(15)	Filed as an Exhibit to the Company’s Current Report on Form 8-K with the SEC on June 5, 2020.

(16)	Filed as an Exhibit to the Company’s Current Report on Form 8-K with the SEC on June 10, 2020.

(17)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q with the SEC on November 10, 2020.

(18)	Filed as an Exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-239750) with the SEC on July 8, 2020.

(19)	Filed as an Appendix A to the Company’s Proxy Statement on Form DEF 14A with the SEC on September 11, 2020